UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

- [X] Form C: Offering Statement
- [ ] Form C-U: Progress Update
- [ ] Form C/A: Amendment to Offering Statement
  - [ ] Check box if Amendment is material and investors must reconfirm within five business days.
- [ ] Form C-AR: Annual Report
- [ ] Form C-AR/A: Amendment to Annual Report
- [ ] Form C-TR: Termination of Reporting

Name of Issuer:

Bricxone Real Estate Fund, LLC

Legal Status of Issuer:

Limited Liability Company

Form:

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

January 1, 2023

Physical Address of Issuer:

13330 Bloomfield Ave. #220
Norwalk, CA 90650

Website of Issuer:

www.bricxoneinvestors.com

Is there a co-issuer? [ ] Yes [X] No

Name of intermediary through which the offering will be conducted:

Texture Capital Inc.

CIK number of intermediary:

0001769517

SEC file number of intermediary:

8-70310

CRD number, if applicable, of intermediary:

300853

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At each closing of the Offering, the Issuer shall pay a fee of two and a half percent (2.5%) of the amount raised in the Offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The intermediary will not receive compensation in the form of securities.

Type of Security Offered:

Class A Membership Interests

Target number of securities to be offered:

5,000

Price (or method for determining price):

$100.00 per Unit

Target offering amount:

$500,000

Minimum Investment Amount:

$500

Oversubscriptions accepted: [X] Yes   [ ] No

If yes, disclose how oversubscriptions will be allocated:
[ ] Pro-rata basis   [ ] First-come, first-served basis   [X] Other – provide a description:

At the discretion of the Issuer or Intermediary.

Maximum offering amount (if different from target offering amount):

$5,000,000

Maximum number of securities to be offered:

50,000

Deadline to reach the offering amount:

February 11, 2025

Disbursement from Escrow: Once per Month or on a schedule as agreed upon between the Broker Dealer Intermediary and Issuer

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Re-Confirmation of Subscription Process:

After the Target Offering amount is met and the Offering has been active for 21 days, the Company may choose to close the Offering to access the funds held in escrow (the "Escrow Close") from subscribed Investors. Each time the Company may access invested funds held in the Escrow Account, all new Investors who have subscribed since the prior Escrow Close will be notified by the Intermediary that subscribed Investors will have until 48 hours prior to the next scheduled Escrow Close to cancel or reconfirm their investment. Investors will only be asked once to reconfirm or cancel their investment subscription.

Current number of employees: 0

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Bricxone Real Estate Fund, LLC
(Issuer)

By

_____

Wonnie Kim
CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

_____

Wonnie Kim
CEO

_____10/17/23_____
(Date)

TABLE OF CONTENTS

FORM C OFFERING MEMORANDUM   7
RISK FACTORS   21
OWNERSHIP AND CAPITAL STRUCTURE   32
USE OF PROCEEDS   35
EXHIBIT A: FINANCIALS   38
EXHIBIT B: SUBSCRIPTION PROCESS   49
EXHIBIT C: ARTICLES OF ORGANIZATION   50
EXHIBIT D: OPERATING AGREEMENT   60

February 12, 2024

Bricxone Real Estate Fund, LLC

FORM C
Up to $5,000,000 of Class A Membership Interests
$100.00 per Unit



BRICXONE

Bricxone Real Estate Fund, LLC ("BREF", the "Company," "we," "us," or "our"), is offering a minimum amount of $500,000 (the "Target Offering Amount") and up to a maximum amount of $5,000,000 (the "Maximum Offering Amount") of Class A Membership Interests (the "Securities") on a best efforts basis as described in this Form C (this "Offering"). We must raise an amount equal to or greater than the Target Offering Amount by January 31, 2025 (the "Offering Deadline"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "Investors" or "you". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "The Offering and the Securities". In order to purchase the Securities, you must complete the purchase process through our intermediary, Texture Capital Inc. ("Texture" or the "Intermediary"). All committed funds will be held in escrow with The Royalton Company, LLC ("Royalton" or the "Escrow Facilitator") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments will be represented by an issuance of Class A Membership Interest Units, as further described below. Securities sold in this Offering will be deposited into an escrow account maintained by the Escrow Facilitator and will reflect each Investors' beneficial interest in the Membership Interest Units. Investment subscriptions may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment subscription and may cancel or rescind our offer to sell the Securities at any time for any reason.

LEGEND

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC" or the "Commission") does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

THE COMPANY

1.   Name of issuer: **Bricxone Real Estate Fund, LLC**

ELIGIBILITY

2.   **Bricxone Real Estate Fund, LLC** certifies that all of the following statements are true:

•   Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

•   Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

•   Not an investment company registered or required to be registered under the Investment Company Act of 1940.

•   Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

•   Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

•   Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

•   The issuer has not made use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206.

3.   Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? [X] No

BAD ACTOR DISCLOSURE

The Company is not subject to bad actor disqualifications under any relevant U.S. securities laws.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year covered by the report.

Once posted, the annual report can be found on the following site: www.bricxoneinvestors.com

The issuer must continue to comply with the ongoing reporting requirements until:
(1)   the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2)   The Company has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
(3)   The Company has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
(4)   the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5)   the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors have previously failed to comply with the ongoing reporting requirement of Rule 202 of Regulation Crowdfunding.

OFFICERS OF THE COMPANY

The officers of the Company are listed below along with all positions and offices held and their principal occupation and employment responsibilities for the past three (3) years:

Name	Positions and Offices Held	Principal Occupation and Employment Responsibility for the Past Three (3) Years	Dates of Service
Wonnie Kim	President & CEO	Bricxone Real Estate Fund, LLC	January 1, 2023 - Current
	COO	Kim Real Estate, Inc. Directed Business Operations	June 2004 - Current

BIOGRAPHIES



Wonnie Kim, CEO of KIM Real Estate, started his career in real estate as a realtor assisting others purchase and sell their homes. With his entrepreneur mindset, he started understanding the investment portion of real estate and started flipping homes. With hard work, resilience, and dedication he is well known throughout Los Angeles and even more so within the Korean community. Currently, he has over 100 properties in construction, many in escrow, and is already expanding his business to other states with investors hailing from all across the United States and international investors as well.

ANTICIPATED BUSINESS PLAN

Introduction

Bricxone Real Estate Fund, LLC ("BREF", the "Company", or the "Fund") was formed for the purpose of acquiring and managing single family, multi-family, and apartment class real estate assets. The Fund will seek to acquire and manage high quality real estate assets with the intention of providing participating investors with a real estate focused investment opportunity that combines income, principal investment growth, and elements of capital preservation. The Fund is managed by Bricxone Asset, LLC ("Bricxone" or the "Fund Manager"), a Wyoming limited liability company, located in California and formed in 2022, that specializes in real estate asset acquisition and management. The Fund is solely managed by Wonnie Kim, a very experienced real estate investment professional with over 10 years of experience in the California real estate market and finance professionals with a combined 50 years of experience in the California real estate market.

The Fund's primary focus is creating and maintaining investor wealth through local alternative real estate investment strategies. The management team's collective abilities provide an advantage over investing individually by allowing the Fund to quickly and efficiently address any real estate acquisition and management issues. The Fund's ability to invest with aggregated capital also provides greatly enhanced negotiation leverage as the Fund can close acquisitions quickly and without the typical financing delays encountered with other purchasers that require institutional financing to close on a property. Since the Fund's primary managers are directly involved in the placement of investment funds into select real estate assets, we can manage our investments more actively than large institutional investors. By investing in a Fund with experienced and specialized management, investors are freed from the complexities and time required for individual property ownership.

Over the years, our individual Fund managers have seen extreme market fluctuations; because of this, the Fund management team is always researching market trends to develop strategies allowing us to mitigate this volatility and reduce negative effects on our investors. This experience has also better positioned the Fund to take advantage of market opportunities presented in times of uncertainty. This proactive approach sets Bricxone Real Estate Fund, LLC apart from our competition.

The Fund's management team has identified compelling market opportunities for the acquisition of single family, multi-family and apartment assets in certain markets within California, Nevada, and Texas. This prospectus will outline the Fund's proprietary strategies for executing on these opportunities and the pertinent details regarding investment in the Fund's securities.

Fund Management Methodology

The Fund will pursue investments by utilizing the extensive expertise of the Fund Manager in acquiring and managing compelling multi-family and apartment assets that meet the Fund's asset acquisition criteria. The Fund may also target certain off-market, bank owned non-performing distressed multi-family assets to achieve attractive risk-adjusted returns. The Fund will target investment opportunities in the primary target markets of Los Angeles, California, Las Vegas, Nevada and Dallas, Texas (the "Target Markets").

Fund Management Track Record

The Fund Manager believes that its core industry expertise in implementing a balanced investment ideology coupled with consistent focused approach to property management, leasing and timely disposition of assets has strongly impacted its past performance. Since 2009, the Fund Manager, while jointly investing nearly $500 million of capital with private investors, has successfully acquired and managed over hundreds, off-market & on-market, bank owned properties and executed over hundreds of real estate asset acquisition transactions including office buildings, medical, single family, multi-family properties. The Fund Manager previously managed a successful real estate focused investment fund originating from 2009. The prior real estate focused fund, KIM Real Estate, achieved a gross profit of $66 Million in the past 3 years with an average ROI of 10-20% with a 0% default rate. The Fund Manager believes that these returns are particularly compelling on a risk-adjusted basis as conservative leverage was utilized on average across all investments within the operational model for the KIM Real Estate.

The Fund Manager intends to deploy a similar, non-leveraged investment methodology in BREF to produce superior anticipated returns for investors.

Geographic Focus

In the opinion of the Fund Manager, the California single family and multi-family real estate markets of Los Angeles provide a compelling opportunity for the purchase, management, and disposition of under valued and distressed single family, multi-family, and apartment class real estate assets. The Fund Manager's construction and distressed real estate mitigation background provides it the capability to accurately evaluate certain acquisition opportunities with the intent to rehabilitate the asset, engage in a reposition and lease-up, and then ultimately sell the improved asset for a net gain. Certain secondary markets in the Las Vegas, Nevada area also offer similar opportunities and are also areas wherein the Fund Manager has significant market operating history and expertise.

MARKET FOCUS: Geographic Market Focus for the Fund

Market Focus: Los Angeles, California

Los Angeles has the fourth-highest concentration of people between the ages of 25 and 34 in the nation, roughly 500,000 people who are likely to be renters. Moreover, Los Angeles continues to be one of the country's most expensive and desirable housing markets, and more than half of its residents are renters. This presents an attractive opportunity for the acquisition and reposition of distressed single family and multi-family assets targeted at the middle market tier rental unit consumer.

The Fund Manager expects rental growth to be stronger in lower and middle market properties than in top-tier market communities. Affordability is a more significant challenge in Los Angeles than in most metro areas which is why the Fund will focus on low and mid market tier properties to maximize available market and absorption.

Market Focus: Las Vegas, Nevada

Las Vegas has been an increasing market for the past several years, and the city continues to attract high-paying jobs and well-educated residents.

Demand for short term and mid-term rentals are extremely strong due to the city's attractions. Demand for single-family housing has also been strong due to an increasing amount of people working from home.

Lastly, post pandemic, the cities house prices have significantly dropped due to increasing interest rates much like everywhere else in the nation. It is the Fund Manager's belief that the middle tier market will experience the strongest growth over the next five years.

Market Focus: Dallas, Texas
The local economy of Dallas area is very strong and current consensus projections have the economy expanding. According to a new report by a nonpartisan think tank affiliated with the University of North Carolina at Chapel Hill, Dallas is the fifth-fastest-growing city in the U.S. with over 97,000 people moved to the Dallas area from June 2020 to July 2021.

During the peak months of the COVID-19 pandemic, no metro area's population grew more than Dallas-Fort Worth.

The Fund management team has identified the strong employment market occurring in the heart of the city and in and around Dallas-Fort Worth.

Conclusion: Targeted Opportunities Sourced through a Proprietary Methodology

The Fund Manager believes that opportunities exist for the purchase, rehabilitation, and re-positioning of distressed and below market properties located in desirable single family and multi-family geographic areas with strong internal fundamentals.

The collective experience of the Fund management team lends itself to evaluating these opportunities and executing on a short and long term investment plan that involves no external financial leverage and assets purchased in trending urban markets with strong core fundamentals.

Furthermore, the principals of the Fund Management entity have established core long term relationships with real estate sector and banking sector professionals in the target markets that will provide the Fund with the capability to source and acquire off-market and bank owned properties that would be difficult for competing real estate investment funds and real estate investors to source for acquisition. The distinct advantage of aggregated investment capital deployed through the Fund, combined with an asset sourcing methodology that is relationship based, provides the Fund the capability to acquire properties with high return potential and acquire properties in bulk. Purchasing bulk packages of properties from an institution provides additional capacity for the Fund to negotiate an attractive cost basis for the acquired assets.

The Fund Manager maintains a strict adherence to its real estate asset vetting and underwriting process. This process has been developed and refined over a thirteen year period and was successfully deployed through the KIM Real Estate previously managed by the Fund Manager. The Fund Manager will perform physical asset vetting along with financial modeling, market research, and projected expense, capital gains, and revenue forecasts to assist in properly vetting a target asset for inclusion into the Fund. This process ensures that only certain assets that meet strict metrics will be considered for acquisition. While no vetting process can completely eliminate market or asset re-positioning risks, the process deployed by the Fund Manager is expected to significantly reduce unexpected property improvement expenses and position the Fund properly to achieve its stated long term investment and Fund performance goals.

The Fund Manager believes in operating only in areas where it holds a strategic advantage. The Fund Manager has significant experience in the Los Angeles, Las Vegas, and Dallas real estate markets and will exploit the strategic advantages it holds to maximize returns for investors while deploying vetting and underwriting policies designed to reduce execution and market risk.

The Methodology

The Fund intends to operate as a hybrid real estate investment fund with a certain portion of allocated capital being utilized for shorter term opportunities and the balance for acquisitions that will mature over a three-year period. The Fund's execution strategy for those opportunities is detailed below:

Short Term Investments (under 18 months): The Fund Manager anticipates that fifty percent (50%) of capital from the Offering will be allocated towards opportunities that involve acquisition, re-position and/or rehabilitation, and asset disposition in under 18 months. Many of these opportunities will be sourced from distressed sellers or "special circumstance" type acquisitions (package Bank REO, seller joint venture, etc.) wherein a significant amount of equity and value is present from the time of acquisition and additional equity and profit is realized through the re-position, rebranding, and rehabilitation process.

Properties in this category are anticipated to require more re-positioning and rehabilitation work and would be reflected in the distressed level acquisition costs. The construction and rehabilitation experience of the Fund Manager is a critical part of this process as that expertise will allow the Fund to fully assess expected costs, timeframes, and other important metrics to maximize net profit and minimize risks related to unexpected rehabilitation costs and re-position expenses.

Long Term Investments (2 to 4 years): The Fund Manager intends to allocate approximately fifty percent (50%) of invested capital towards acquisitions that will require a longer duration of time to mature prior to disposition. The Fund Manager expects that these assets will still be sourced at attractive acquisition rates, however the properties may not require as much rehabilitation or may be located in areas that demand a higher acquisition premium and thus the Fund Manager expects less initial equity immediately post-acquisition. The Fund Manager still intends to deploy elements of rehabilitation and re-positioning to maximize value and allow for maximum rental rates per square foot. Assets in this category will typically be held in the Fund's portfolio for two to four years prior to disposition.

Plan of Operations

Once capitalized, the Fund will commence principal acquisition and management operations. The Fund has developed a specific methodology for sourcing, vetting, acquiring, and disposing of real estate assets.

Asset Sourcing

The Fund Manager engages with entities that control multiple properties, such as lenders, servicers, and operators, and seeks to locate assets in their portfolios that would be potential investment opportunities. Concurrently, the Fund Manager employs its value-add methodology that focuses on specific assets that it believes are distressed or are otherwise attractive investment opportunities. The Senior Principals of the Fund Manager have an extensive network of relationships with local and national brokers, lenders, special servicers developed out of the last several years of distressed commercial real estate industry experience that provides the Fund with superior access to investment opportunities.

The Fund believes that these relationships will allow the Fund to: (i) view many assets before they are marketed to the wider investment community, (ii) consummate transactions with distressed property owners, (iii) achieve favorable pricing by avoiding "auction" processes, and (iv) gain a competitive edge in marketed assets due to a strong track record of closing transactions.

Acquisition Criteria

- Property Type: Multi-family and Apartment Complexes
- Mostly class "A" and "B" properties with select "C" class property acquisitions possible
- Deferred maintenance and rehabilitation expected on certain properties
- Los Angeles, CA, Las Vegas, NV, and Dallas, TX are primary target markets
- Ideal locations situated near public transportation, shopping, and employment centers
- At least 20,000 population or greater within a 3-mile radius
- Acquisition price less than 80% of Fair Market Value
- Upside rent and valuation potential from asset enhancements and re-positioning

Asset Acquisition - Due Diligence

The Fund Manager will complete a methodical evaluation of each asset targeted for potential acquisition. Each asset will be subject to the following general vetting process prior to acquisition and inclusion into the Fund's portfolio:

(a) A full real estate appraisal is completed internally. The appraisal is then reviewed externally by a third-party California certified appraiser to insure the integrity of the valuation and provide an additional opinion of value and projected value after rehabilitation and re-positioning.

(b) A complete property inspection is executed by a third-party inspector to identify any material defects in the property. The inspectors utilized by the Fund are trained to report critical areas of risk, relevant to the rehabilitation and operation of the property. The scope of the inspector's report is expanded to beyond the typical criteria found in a typical property inspection. The results of the inspection will assist in generating the terms of an acquisition offer and provide clarity on projected refurbishment expenses.

(c) The Fund Manager may order additional inspection reports such as roof, termite, septic, engineering, and environmental as needed to verify the integrity of the property.

(d) Any planned structural improvements and rehabilitation work will be identified and addressed through the Fund Manager's internal staff. Cost and time frame estimates will be internally generated along with researching any regulatory code or permit issues that may need to be addressed prior to closing.

(e) The Fund will retain David G. LeGrand, Esq., of The Law Firm of David G. LeGrand, to review the draft asset purchase contract to determine any potential risks to the Fund.

(f) This data is compiled into a feasibility study of the project and scored against other assets under consideration and against assets previously purchased by the Fund. Properties that yield the highest net potential for value are selected and moved to the closing phase.

Closing and Settlement

The Fund Manager will utilize specific protocols, and deploy the services of title, settlement, and property closing professionals, to ensure that the closing and purchase of Fund properties is executed properly and legally.

(a) Prior to closing the Fund may secure a builder's risk policy against the asset to help shelter the Fund from various liability, loss and theft risks that may materialize during the renovation process.

(b) The Fund will also implement a general liability umbrella policy for the property.

(c) A title policy and municipal lien search will be required and verified clear prior to closing.

(d) A property survey will be requested and completed when applicable.

(e) The Fund's team of real estate professionals with years of experience along with supporting members will subsequently review title policy, municipal lien search, survey and closing documents prior to execution of the asset purchase contract and final closing.

(f) Design and construction planning will begin so that any renovation or construction can begin on day one of Fund ownership.

Construction and Renovation

The Fund may acquire properties that require the completion of deferred maintenance and rehabilitation of systems and structural features. Further, the Fund expects to acquire properties that may require substantial renovation and re-positioning. As such, all renovation and construction activities on Fund assets will be completed following certain protocols:

(a) All renovation and construction work will be performed by experienced project manager and licensed company, Bella Assets, LLC, that meet strict standards of quality and experience. Taehwan An, the Fund's Manager of Acquisitions and Construction, will be tasked with the approval and oversight of all general contractors utilized by the Fund. The Fund Manager has established relationships with general contractors in the target markets identified and has utilized the services of these contractors on various other property acquisitions executed through the KIM Real Estate.

(b) Property site inspection by a senior manager of the Fund will be executed several times per week to ensure all renovation work is progressing on schedule and on budget.

(c) Renovation work will be focused on improving core property value, maximizing rental appeal, modernization of fixtures and mechanicals, and external physical improvements to structure and surrounding property.

Asset Re-Positioning and Marketing

Once any renovation required is complete, the Fund will proceed with re-positioning the asset and marketing the asset to potential rental consumers. The Fund expects that many of the properties acquired will not be in a physical condition or managed such that the asset is attractive to a rental consumer willing to pay an increased rental rate. In part, much of the re-positioning process occurs with the modernization of the property and the inclusion of aesthetic features that will appeal to the core target rental audience in the selected markets. The Fund Manager has extensive experience in rehabilitating properties such that they have significant rental appeal to a mid and upscale rental consumer. This increase in appeal allows for increased rental rates, higher expected net operating income, and equity accretion.

Oversight of the re-branding and marketing of Fund real estate assets will be the primary responsibility of Dr. Skyy Choi, Senior Manager of Asset Marketing for the Fund. The marketing process involves networking with local real estate specialists, local advertising and social media promotion, and on-site rental management personnel tasked with previewing units to potential customers.

Disposition of Assets

Short Term Investments (under 18 months): The Fund Manager anticipates that fifty percent (50%) of capital from the Offering will be allocated towards opportunities that involve acquisition, reposition and/or rehabilitation, and asset disposition in under 18 months. Many of these opportunities will be sourced from distressed sellers or "special circumstance" type acquisitions (package Bank REO, seller joint venture, etc.) wherein a significant amount of equity and value is present from the time of acquisition and additional equity and profit is realized through the reposition, re-branding, and rehabilitation process.

Long Term Investments (2 to 4 years): The Fund Manager intends to allocate approximately fifty percent (50%) of invested capital towards acquisitions that will require a longer duration of time to mature prior to disposition. The Fund Manager expects that these assets will still be sourced at attractive acquisition rates, however the properties may not require as much rehabilitation or may be located in areas that demand a higher acquisition premium and thus the Fund Manager expects less initial equity immediately post-acquisition. Assets in this category will typically be held in the Fund's portfolio for three to five years prior to disposition.

Real estate assets will be sold through traditional sales channels and follow typical real estate sales protocols. The Fund intends to use the services of Wonnie Kim, Managing Broker of Kim Real Estate, Inc., to list and market the Fund's properties for sale as well as partnering brokers in the cities outside of Los Angeles. The Fund may also engage in direct sales of assets without use of a real estate broker on certain transactions. Direct sale transactions will be reviewed and contracts drafted by the Fund's real estate attorney, David G. LeGrand, Esq.

Capital gains from the sale of assets will be distributed to the Members of the Fund as outlined in this Memorandum and the Fund's Operating Agreement (See Exhibit D - "Operating Agreement"). Principal capital retained from the sale of assets will either be used to redeem Class A Membership Units from investors or, if the asset sale is executed prior to the planned liquidation of the Fund, may be deployed back into new asset purchases.

Financial and other Fund Specific Reports

The Fund will furnish to the Members (i) unaudited annual financial statements within 90 days after the end of each of the Fund's fiscal years, (ii) unaudited semi-annually financial statements within 45 days after the end of each of the three fiscal quarters of each of the Fund's fiscal years; and (iii) information reasonably necessary for each Member to complete federal and state income tax or information returns, and a copy of the Fund's federal, state, and local income tax or information returns, within 90 days after the end of each of the Fund's fiscal years.

Subsequent Capital Contributions

The Class A Members will not be required to make additional capital contributions in excess of their Initial Capital Contributions.

Valuations

The Fund will provide annual reports to the Members setting forth a valuation summary for the Fund's assets. The Manager generally intends to obtain third party appraisals at the time of acquisition of a property.

Reinvestment into Additional Assets

If, during the Term, the Fund receives proceeds from the sale, financing or refinancing of a Fund Asset, the Fund may elect to treat such capital as "Returned Capital," in which case the Returned Capital shall not be distributed pursuant to the "Distributions" provisions above (other than as may be required to pay the Preferred Return), but instead may be reinvested in other Fund Assets.

Capital Accounts

A capital account shall be established and maintained for each Member. The capital account for each Member will be adjusted and maintained in accordance with section 704(b) of the United States Internal

Revenue Code and Treasury Regulations promulgated thereunder, and generally will be (i) increased from time to time by (A) the amount of cash and the fair market value of any assets contributed by such Member to the Fund, and (B) items of income and gain of the Fund allocated to such Member, and (ii) decreased from time to time by (A) the amount of money and the fair market value of any other assets distributed to the Member by the Fund, and (B) all items of deduction or loss of the Fund allocated to the Member. See Exhibit D - "Operating Agreement".

Fund Termination

The Manager may terminate the Fund prior to the expiration of the Term without the approval of the interest of the Members of the Fund, at their discretion. The planned Term of the Fund is four (4) years from the start of principal Fund activities subject to extension to up to two (2) successive one-year periods at the discretion of the Fund Manager in order to allow for an orderly liquidation of the Fund's assets.

RISK FACTORS

An investment in our Class A Membership Interest Units involves risks. In addition to other information contained elsewhere in this Form C, you should carefully consider the following risks before acquiring our Membership Interest Units offered by this Form C. The occurrence of any of the following risks could materially and adversely affect the business, prospects, financial condition or results of operations of our Fund, the ability of our Fund to make cash distributions to the holders of Membership Interest Units and the market price of our Membership Interest Units, which could cause you to lose all or some of your investment in our Membership Interest Units. Some statements in this Form C, including statements in the following risk factors, constitute forward-looking statements. See "Forward-Looking Statements Disclosure" below.

Risks Related to the Fund's Business and Industry

We have limited operating history, which makes our future performance difficult to predict. We have limited operating history. You should consider an investment in our Membership Interest Units in light of the risks, uncertainties and difficulties frequently encountered by other newly formed companies with similar objectives. We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. The failure to successfully raise operating capital, could result in our bankruptcy or other event which would have a material adverse effect on us and our Investors. There can be no assurance that we will achieve our investment objectives.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.
As shelter-in-place orders and non-essential business closings have occurred due to COVID-19, the Fund's revenue may be adversely affected by such an event in the future. Also, the Fund depends on manufacturing in China, and the global pandemic raises supply chain issues and may result in an inability to fulfill orders of the Fund's product.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
The Fund may face advanced and persistent attacks on our information infrastructure where we manage

and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The Fund is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Fund may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Fund, the Fund is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Fund's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Fund of such compliance could be substantial and could have a material adverse effect on the Fund's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

The Fund is subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against the Fund, which may adversely impact the financial performance of the Fund.

Our success will depend upon the development of real estate, and we may be unable to consummate acquisitions or dispositions on advantageous terms, the developed properties

may not perform as we expect, or we may be unable to efficiently integrate our project into our existing operations:

We intend to acquire and sell real estate assets. The acquisition of real estate entails various risks, including the risks that our real estate assets may not perform as we expect, that we may be unable to quickly and efficiently integrate assets into our existing operations and that our cost estimates for the development and/or sale of a property may prove inaccurate.

Reliance On Management To Select and Develop Appropriate Properties:

The Company's ability to achieve its investment objectives is dependent upon the performance of the Management team in the quality and timeliness of the Company's acquisition of real estate properties. Investors in the Units offered will have no opportunity to evaluate the terms of transactions or other economic or financial data concerning the Company's investments. Investors in the Units must rely entirely on the management ability of and the oversight of the Company's principals.

Competition May Increase Costs:

The Company will experience competition from other sellers of real estate and other real estate projects. Competition may have the effect of increasing acquisition costs for the Company and deceasing the sales price or lease rates of developed assets.

Delays In Acquisition Of Properties:

Delays the Manager may encounter in the selection, acquisition and development of properties could adversely affect the profitability of the Company. The Company may experience delays in identifying properties that meet the Company's ideal purchase parameters.

Environmentally Hazardous Property:

Under various Federal, City and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the cost of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require expenditures. Environmental laws provide for sanctions in the event of non-compliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. In connection with the acquisition and ownership of its properties, the Company may be potentially liable for such costs. The cost of defending against claims of liability, complying with environmental regulatory requirements or remediation any contaminated property could materially adversely affect the business, assets or results of operations of the Company.

Management's Discretion In The Future Disposition Of Properties:

The Company cannot predict with any certainty the various market conditions affecting real estate investments which will exist at any particular time in the future. Due to the uncertainty of market conditions which may affect the future disposition of the Company's properties, the Company cannot assure you that it will be able to sell its properties at a profit in the future. Accordingly, the timing of liquidation of the Company's real estate investments will be dependent upon fluctuating market conditions.

Real estate investments are not as liquid as other types of assets, which may reduce economic returns to investors:

Real estate investments are not as liquid as other types of investments, and this lack of liquidity may limit our ability to react promptly to changes in economic, financial, investment or other conditions. In addition, significant expenditures associated with real estate investments, such as mortgage payments, real estate taxes and maintenance costs, are generally not reduced when circumstances cause a reduction in income from the investments. Thus, our ability at any time to sell assets or contribute assets to property funds or other entities in which we have an ownership interest may be restricted. This lack of liquidity may limit our ability to vary our portfolio promptly in response to changes in economic financial, investment or other conditions and, as a result, could adversely affect our financial condition, results of operations, and cash flows.

We may be unable to sell a property if or when we decide to do so, including as a result of uncertain market conditions, which could adversely affect the return on an investment in our company:

Our ability to dispose of properties on advantageous terms depends on factors beyond our control, including competition from other sellers and the availability of attractive financing for potential buyers of the properties we acquire. We cannot predict the various market conditions affecting real estate investments which will exist at any particular time in the future. Due to the uncertainty of market conditions which may affect the future disposition of the properties we acquire, we cannot assure our Members that we will be able to sell such properties at a profit in the future. Accordingly, the extent to which our Members will receive cash distributions and realize potential appreciation on our real estate investments will be dependent upon fluctuating market conditions. Furthermore, we may be required to expend funds to correct defects or to make improvements before a property can be sold. We cannot assure our Members that we will have funds available to correct such defects or to make such improvements. In acquiring a property, we may agree to restrictions that prohibit the sale of that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property. These provisions would restrict our ability to sell a property.

Illiquidity of real estate investments could significantly impede the company's ability to respond to adverse changes in the performance of the portfolio investments and harm the company's financial condition:

Since real estate investments are relatively illiquid, the Company's ability to promptly sell developed assets in response to changing economic, financial and investment conditions may be limited. In particular, these risks could arise from weakness in or even the lack of an established market for a property, changes in the financial condition or prospects of prospective purchasers, changes in local, regional national or international economic conditions, and changes in laws, regulations or fiscal policies of jurisdictions in which the property is located. The Company may be unable to realize its investment objectives by sale, other disposition or refinance at attractive prices within any given period of time or may otherwise be unable to complete any exit strategy.

The terms of new or renewal leases may result in a reduction in income:

Should the Company lease its real estate properties, the terms of any such new or renewal leases may be less favorable to the Company than the previous lease terms. Certain significant expenditures that the Company, as a landlord, may be responsible for, such as mortgage payments, real estate taxes, utilities and maintenance costs generally are not reduced as a result of a reduction in rental revenues. If lease rates for new or renewal leases are substantially lower than those for the previous leases, Company's rental income might suffer a significant reduction that may Additionally, the Company may not be able to sell a property at the price, on the terms or within the time frame it may seek. Accordingly, the timing of liquidation of the Company and the extent to which Investor Members may receive distributions and realize potential appreciation on the Company's real estate investments may be dependent upon fluctuating market conditions. The price the Company obtains from the sale of a property will depend upon various factors such as the property's operating history, demographic trends in the property's locale and available financing for, and the tax treatment of, real estate investments. The Company may not realize significant appreciation and may even incur losses on its properties and other investments. The recovery of any portion or all of an Investor Member's investment and any potential return thereon will depend on the amount of net proceeds the Company is able to realize from a sale or other disposition of its properties.

Property the Company acquires may have liabilities or other problems:
The Company intends to perform appropriate due diligence for each property or other real estate related investment it acquires. The Company also will seek to obtain appropriate representations and indemnities from sellers in respect of such properties or other investments. The Company may, nevertheless, acquire properties or other investments that are subject to uninsured liabilities or that otherwise have problems. In some instances, the Company may have only limited or perhaps even no recourse for any such liabilities or other problems or, if the Company has received indemnification from a seller, the resources of such seller may not be adequate to fulfill its indemnity obligation. As a result, the Company could be required to resolve or cure any such liability or other problems, and such payment could have an adverse effect on the Company's cash flow available to meet other expenses or to make distributions to Investor Members.

The Company's investments may be subject to risks from the use of borrowed funds:
The Company may acquire properties subject to existing financing or by borrowing funds. The Company may also incur or increase its indebtedness by obtaining loans secured by certain of its properties in order to use the proceeds for acquisition of additional properties. In general, for any particular property, the Company will expect that the property's cash flow will be sufficient to pay the cost of its mortgage indebtedness, in addition to the operating and related costs of the property. However, if there is insufficient cash flow from the property, the Company may be required to use funds from other sources to make the required debt service payments, which generally would reduce the amount available for distribution to Investor Members. The incurrence of mortgage indebtedness increases the risk of loss from the Company's investments since one or more defaults on mortgage loans secured by its properties could result in foreclosure of those mortgage loans by the lenders with a resulting loss of the Company's investment in the properties securing the loans. For tax purposes, a foreclosure of one of the Company's properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the indebtedness secured by the mortgage. If that outstanding balance exceeds the Company's tax basis in the property, the Company would recognize a taxable gain as a result of the foreclosure, but it would not receive any cash proceeds as a result of the transaction.

Mortgage loans or other financing arrangements with balloon payments in which all or a substantial portion of the original principal amount of the loan is due at maturity, may involve greater risk of loss than those financing arrangements in which the principal amount of the loan is amortized over its term. At the time a balloon payment is due, the Company may or may not be able to obtain alternative financing on favorable terms, or at all, to make the balloon payment or to sell the property in order to make the balloon payment out of the sale proceeds. If interest rates are higher when the Company obtains replacement financing for its existing loans, the cash flows from its properties, as well as the amounts the Company may be able to distribute to Investor Members, could be reduced. If interest rates are higher when the Company obtains replacement financing for its existing loans, the cash flows from its properties, as well as the amounts the Company may be able to distribute to Investor Members, could be reduced. In some instances, the Company may only be able to obtain recourse financing, in which case, in addition to the property or other investment securing the loan, the lender may also seek to recover against the Company's other assets for repayment of the debt. Accordingly, if the Company does not repay a recourse loan from the sale or refinancing of the property or other investment securing the loan, the lender may seek to obtain repayment from one or more of such other assets.

Uninsured losses relating to real property may adversely affect an investor member's return:

The Managing Member will attempt to assure that all of the Company's properties are comprehensively insured (including liability, fire, and extended coverage) in amounts sufficient to permit replacement in the event of a total loss, subject to applicable deductibles. However, to the extent of any such deductible and/or in the event that any of the Company's properties incurs a casualty loss which is not fully covered by insurance, the value of the Company's assets will be reduced by any such loss. Also, certain types of losses, generally of a catastrophic nature, resulting from, among other things, earthquakes, floods, hurricanes or terrorist acts may not be insurable or even if they are, such losses may not be insurable on terms commercially reasonable to the Company. Further, the Company may not have a sufficient external source of funding to repair or reconstruct a damaged property; there can be no assurance that any such source of funding will be available to the Company for such purposes in the future.

Competition for investments may increase costs and reduce returns:

The Company will experience competition for real property investments from individuals, corporations and bank and insurance company investment accounts, as well as other real estate limited partnerships, real estate investment funds, commercial developers, pension plans, other institutional and foreign investors and other entities engaged in real estate investment activities. The Company will compete against other potential purchasers of properties of high quality commercial properties leased to credit-worthy tenants and residential properties and, as a result of the weakened U.S. economy, there is greater competition for the properties of the type in which the Company will invest. Some of these competing entities may have greater financial and other resources allowing them to compete more effectively. This competition may result in the Company paying higher prices to acquire properties than it otherwise would, or the Company may be unable to acquire properties that it believes meet its investment objectives and are otherwise desirable investments.

In addition, the Company's properties may be located close to properties that are owned by other real estate investors and that compete with the Company for tenants. These competing properties may be better located and more suitable for desirable tenants than the Company's properties, resulting in a competitive advantage for these other properties. The Company may face similar competition from other properties that may be developed in the future. This competition may limit the Company's ability to lease space, increase its costs of securing tenants, limit its ability to charge rents and/or require it to make capital improvements it otherwise might not make to its properties. As a result, the Company may suffer reduced cash flow with a decrease in distributions it may be able to make to Investor Members.

Environmental regulation and issues, certain of which the Company may have no control over, may adversely impact the Company's business:

Federal, state and local laws and regulations impose environmental controls, disclosure rules and zoning restrictions which directly impact the management, development, use, and/or sale of real estate. Such laws and regulations tend to discourage sales and leasing activities and mortgage lending with respect to some properties, and may therefore adversely affect the Company specifically, and the real estate industry in general. Failure by the Company to uncover and adequately protect against environmental issues in connection with a Portfolio Investment may subject the Company to liability as the buyer of such property or asset. Environmental laws and regulations impose liability on current or previous real property owners or operators for the cost of investigating, cleaning up or removing contamination caused by hazardous or toxic substances at the property. The Company may be held liable for such costs as a subsequent owner and developer of such property. Liability can be imposed even if the original actions were legal and the Company had no knowledge of, or was not responsible for, the presence of the hazardous or toxic substances. The Company may also be held responsible for the entire payment of the liability if the Company is subject to joint and several liability and the other responsible parties are unable to pay. Further, the Company may be liable under common law to third parties for damages and injuries resulting from environmental contamination emanating from the site, including the presence of asbestos containing materials. Insurance for such matters may not be available.

Real estate may develop harmful mold, which could lead to liability for adverse health effects and costs of remediating the problem:

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing as exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold at any of our properties could require the Company to undertake a costly remediation program to contain or remove the mold from the affected property. In addition, the presence of significant mold could expose the Company to liability from its tenants, employees of such tenants and others if property damage or health concerns arise.

The Company will be subject to risks related to the geographic location of the property it develops:

The Company intends to develop and sell real estate assets. If the commercial or residential real estate markets or general economic conditions in this geographic area decline, the Company may experience a greater rate of default by tenants on their leases with respect to properties in these areas and the value of the properties in these areas could decline. Any of these events could materially adversely affect the Company's business, financial condition or results of operations.

We are reliant on the efforts of Wonnie Kim

Wonnie Kim is the sole owner of the Bricxone Real Estate Fund's manager Bricxone Asset LLC. We are dependent on the continued services and on the performance of Wonnie Kim, the loss of whom would adversely affect our business. Our future success largely depends upon the continued services of Wonnie Kim. The loss of his services could have a material adverse effect on our business, operating results, and financial condition.

Risks Related to the Offering

There can be no guarantee that the Fund will reach its funding target from potential Investors with respect to any Class or future proposed Class.

Due to the start-up nature of the Fund, there can be no guarantee that the Fund will reach its funding target from potential Investors with respect to any Class or future proposed Class. In the event the Fund does not reach a funding target, it may not be able to achieve its investment objectives.

The Fund's management may have broad discretion in how the Fund uses the net proceeds of the Offering.

Unless the Fund has agreed to a specific use of the proceeds from the Offering, the Fund's management will have considerable discretion over the use of proceeds from the Offering. An investor may not have the opportunity, as part of their investment in the Offering, to assess whether the proceeds are being used appropriately.

The Fund has the right to limit individual Investor commitment amounts based on the Fund's determination of an Investor's sophistication.

The Fund may prevent any Investor from committing more than a certain amount in this Offering based on the Fund's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Fund's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Fund's determination.

The Fund has the right to extend the Offering Deadline.

The Fund may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Fund attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Fund extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Fund receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Fund receives the Target Offering Amount, at which time it will be released to the Fund to be used as set forth herein. Upon or shortly after the release of such funds to the Fund, the Securities will be issued and distributed to you.

The Fund may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Fund can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to invest in this Offering – it also means the Fund may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Fund has the right to conduct multiple closings during the Offering.
If the Fund meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Fund to draw down on the proceeds committed and captured in the Offering during the relevant period. The Fund may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Investors will not be entitled to any inspection or information rights other than those required by law.
Investors will not have the right to inspect the books and records of the Fund or to receive financial or other information from the Fund, other than as required by law. Other security holders of the Fund may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Fund can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Fund such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

There is no guarantee of a return on an Investor's investment.
There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

Risks Related to the Securities

There is currently no trading market for our securities. An active market in which Investors can resell their Membership Interest Units may not develop.
There is currently no public trading market for any Membership Interest Units, and an active market may not develop or be sustained. If an active public or private trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your Membership Interest Units at any price. Accordingly, you may have no liquidity for your Membership Interest Units. Even if a public or private market does develop, the market price of the Membership Interest Units could decline below the amount you paid for your Membership Interest Units.

There may be state law restrictions on an Investor's ability to sell the Membership Interest Units.
Each state has its own securities laws, often called "blue sky" laws, which (1) limit sales of securities to a state's residents unless the securities are registered in that state or qualify for an exemption from registration and (2) govern the reporting requirements for broker-dealers and stockbrokers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. We do not know whether our securities will be registered, or exempt, under the laws of any states. A determination regarding registration will be made by broker-dealers, if any, who agree to serve as the market-makers for our Membership Interest Units. There may be significant state blue sky law restrictions on the ability of Investors to sell, and on purchasers to buy, our Membership Interest Units. Investors should consider the resale market for our securities to be limited. Investors may be unable to resell their securities, or

they may be unable to resell them without the significant expense of state registration or qualification.

State and federal securities laws are complex, and the Fund could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Fund has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Fund may have violated state or federal securities laws, any such violation could result in the Fund being required to offer rescission rights to Investors in such offering. If such Investors exercised their rescission rights, the Fund would have to pay to such Investors an amount of funds equal to the purchase price paid by such Investors plus interest from the date of any such purchase. No assurances can be given the Fund will, if it is required to offer such Investors a rescission right, have sufficient funds to pay the prior Investors the amounts required or that proceeds from this Offering would not be used to pay such amounts. In addition, if the Fund violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Fund which, among other things, could result in the Fund having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date.

Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Fund. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price. Investors Purchasing the Securities will have limited rights.

Investors purchasing the Securities in this Offering may be significantly diluted as a consequence of subsequent financings.

The Securities offered will be subject to dilution. The Fund may issue additional equity to employees, third-party financing sources, and other Investors, and as a consequence holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce an investor's control and economic interests in the Fund. The amount of additional financing needed by Fund will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Fund or other Investors) is typically intended to provide the Fund with enough capital to reach the next major Fund milestone. If the funds are not sufficient, the Fund may have to raise additional capital at a price unfavorable to the existing Investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Fund. There can be no assurance that the Fund will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Fund securities.

We arbitrarily determined the price of the Securities and such price which may not reflect the actual market price for the Securities.

The Offering of Securities at $1.00 per Unit by us was determined arbitrarily and the current, estimated valuation of the Fund arising from such price per interest in this Offering is $7,500,000. The price is not based on our financial condition and prospects, market prices of similar securities of comparable publicly traded companies, certain financial and operating information of companies engaged in similar activities to ours, or general conditions of the securities market. The price may not be indicative of the market price, if any, for the Securities. The market price for the Securities, if any, may decline below the price at which the Securities are offered. Moreover, recently the capital markets have experienced extreme price and volume fluctuations which have had a negative effect impact on smaller companies, like us.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.



BRICXONE

THE OFFERING AND THE SECURITIES

THE OFFERING

The Fund is currently seeking to raise funding of up to $5,000,000 through the sale of up to 50,000 Class A Membership Interest Units. This funding will allow for the acquisition and management of single family, multi-family, and apartment class real estate assets.

OWNERSHIP AND CAPITAL STRUCTURE
Principal Holders of Outstanding Securities

Name of Holder	Class of Units	Number of Units Held Prior to Offering	Percentage (%) of Class B Units Held Prior to Offering	Percentage (%) of Voting Power Prior to Offering
Bricxone Investment LLC	Class B	100	100%	100%

Classes of Securities of the Fund

As of the date of this Offering, 0 Class A Membership Units and 100 Class B Membership Units were issued and outstanding in the Company. One hundred percent (100%) of issued Units prior to the Offering are issued to Bricxone Investment LLC, Sponsor Member of the Company.

The Company is offering 50,000 Class A Membership Units at $100.00 per Unit (the "Securities") on a best efforts basis. Assuming Maximum Proceeds are raised, there will be 50,000 Class A Membership Units issued in the Company with the Units sold through this Offering equaling 100% ownership of issued Class A Units in the Company post closing. The Units sold in this Offering are Class A Units that do not have standard voting rights within the Company.

Class A Membership Units
Class A Membership Unit holders have no voting rights. Class A Membership Interests are being offered through this Offering.

Class A Members are persons Accepted into the Company as owners of Class A Units of Capital Interests ("Class A Units"). The capital contribution for a Class A Unit is One Hundred Dollars ($100.00) (the "Class A Unit Price"). The minimum capital contribution for Class A Units is Five Class A Units for Five Hundred Dollars ($500) (the "Class A Minimum Subscription Amount"), which may be waived by the Manager. There shall be Fifty Thousand (50,000) Class A Units for an aggregate of Five Million Dollars. The Class A Units shall be entitled to a sixty seven percent (67%) Percentage Interest in the Company as a class and the Class A Preferred Return.

Upon receipt by the Company of aggregate Capital Commitments with respect to Units of at least $500,000, the Company may hold an initial closing of (i) the issuance of Class A Units to Persons other than the Sponsor Group and (ii) the admission of such Persons as Members (as applicable) to the Company.

After the Initial Closing, the Percentage Interest of the Class A Units shall be sixty seven percent (67%), subject to adjustment as set forth above. Notwithstanding the foregoing, the Manager, in its sole discretion, may accept subscriptions for less than the Class A Minimum Investment Amount. Class A Members shall be Accepted into the Company solely by subscription upon approval of the Manager. Each Class A Member agrees to make its Capital Contribution at the time it is Accepted into the Company. Notwithstanding the Class A Minimum Investment Amount required of a single investor as described herein, for the purposes of determining the Class A Minimum Investment Amount, a "single investor" shall include an individual, his or her spouse, and their descendants, who purchase the Units for his or her or their own accounts, and all pension or trust funds established by each such individual. To the extent that such a "single investor" satisfies the Class A Minimum Investment Amount, each individual investor thereunder will receive the number of Class A Units, at the Class A Unit Price, corresponding to such individual investor's pro rata share of all subscriptions made by such "single investor."

"Class A Preferred Return" means with respect to each Class A Unit as of any date, a cumulative amount equal to six percent (6.0%) per annum (prorated for any partial year), on the Unreturned Capital Contributions with respect to such Unit (whether contributed by the current holder or the original holder of the Units). The Preferred Return shall accrue beginning on the date the first real estate asset is acquired by the Company and be calculated on the basis of the actual number of days elapsed from such date to and including the date that the distributions constituting a return of such Capital Contributions were made.

Class B Membership Units
Class B Membership Unit holders have voting rights. Class B Membership Units are not being offered through this Offering.

Class B Members are persons Accepted into the Company as owners of Class B Units of Capital Interests ("Class B Units"). The capital contribution for a Class B Unit is Ten Dollars ($10.00) (the "Class B Unit Price"). The maximum capital contribution for all of the Class B Units is One Thousand Dollars ($1,000.00). The Class B Interests are entitled to all items of profit, loss and tax credit not allocated to the Class A Units. There shall be One Hundred Class B Interests representing the founders' membership interest in the Company, issued in exchange for One Thousand Dollars ($1,000.00). After the Initial Closing, the Percentage Interest of the Class B Units shall be thirty three percent (33%) subordinated to the Class A Preferred Return.

See Exhibit D - "Operating Agreement".

How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

No plans for additional offerings at this time.

How are the securities being offered being valued?

Each dollar invested will be used towards purchasing a property and rehabbing the property. Upon sale of the property the net profits will be distributed in percentage according to the amount initially invested.

The Units have an arbitrary value as the Fund is going to operate as a pooled investment vehicle and as of the date of this offering there are no assets in the Fund. Valuation will be calculated at how many assets we would be able to purchase with the raised capital. The after repair value of each property should significantly increase the valuation of the portfolio.

What are the risks to purchasers associated with corporate actions (including additional issuance, related party transactions, conflicts of interest)?

Class A Members will not have control over management decisions related to the operation of the Fund. Furthermore, the Fund may execute sales of additional membership interest in the future.

Other Material Terms
The Company does not have the right or obligation to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

Affiliated Entity Engaging in Real Estate Brokerage Activities

The Fund will be using the services of an affiliated entity for real estate brokerage (Won Suk Kim Real Estate, Inc.) for certain real estate brokerage services related to the purchase and sale of assets.

Won Suk Kim Real Estate, Inc. is owned by Wonnie Kim, who is also a principal of the sponsor entity and manager entity of the Fund.

Won Suk Kim Real Estate, Inc. will be paid commissions between 2% and 3% based on the purchase and sale of assets.

Affiliated Entity Engaging in Real Estate Property Management

Won Suk Kim Real Estate, Inc. will be serving as the property manager for the acquired real estate. They will charge a market rate for property management services.

Conflicts of Interest
The Company is not currently engaged in any transactions or relationships which would give rise to a conflict of interest with the Company, its operations, and/or its security holders.

Restrictions on Transfer of the Securities Being Offered
The Securities being offered may not be transferred by any purchaser of such Securities during the one year period beginning when the Securities were issued, unless such Securities are transferred:

   (1) to the Issuer;
   (2) to an accredited investor;
   (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
   (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Delivery of Securities

The Company will complete the transaction and deliver the Class A Membership Interests to Investors through the Intermediary, who will subsequently notify Investors of the completion of such transaction.

Cancellation

Investors may cancel an investment by contacting the Company or the Intermediary and providing notification of their intent to cancel an investment.

INDEBTEDNESS

The Company does not have any debt.

Does the Company have operating history: ☐ Yes   ☒ No

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS

BREF is a newly formed entity and, as such, there are no results from operations, and no historical financials that are relevant to this discussion.

USE OF PROCEEDS

The following table illustrates how the Company intends to use the net proceeds received through this Offering. The figures below are not inclusive of payments to financial and legal service providers and escrow-related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees*	2.5%	$12,500	2.5%	$125,000
Real Estate Acquisition	50%	$250,000	50%	$2,500,000
Rehabilitation	20%	$100,000	20%	$1,000,000
Rental Marketing	5%	$25,000	5%	$250,000
Operating Expenses	22.5%	$112,500	22.5%	$1,125,000
Total	100%	$500,000	100%	$5,000,000

Texture will have a two and one-half percent (2.5%) commission of the funds raised in the Offering.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

The Company will complete the transaction and deliver Securities to Investors through the Intermediary, who will subsequently notify Investors of the completion of such transaction.

Investors may cancel an investment by contacting the Company or the Intermediary and providing notification of their intent to cancel an investment.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The Intermediary will notify Investors when the Target Offering Amount has been met.

If the Issuer reaches the Target Offering Amount prior to the deadline identified in the offering materials, it may close the Offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment).

If an Investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the Issuer upon closing of the Offering and the Investor will receive securities in exchange for his or her investment.

If an Investor does not reconfirm his or her investment commitment after a material change is made to the offering, the Investor's investment commitment will be cancelled and the committed funds will be returned.

FORWARD-LOOKING STATEMENTS DISCLOSURE

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.



EXHIBIT A: FINANCIALS

YOO&CHAE, CPAs
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITORS' REPORT

BRICXONE REAL ESTATE FUND LLC

I have audited the accompanying balance sheet of Bricxone Real Estate Fund LLC. as of February 2, 2023, and the related statements of operations, and members' equity from January 1, 2023 to February 2, 2023. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. These standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of February 2, 2023, and the results of its operations from January 1, 2023 to February 2, 2023 in conformity with accounting principles generally accepted in the United States.

David R. Chae

David R. Chae
Certified Public Accountant
Los Angeles, California
February 2, 2023

BRICXONE REAL ESTATE FUND LLC

BALANCE SHEET
FEBRUARY 2, 2023

ASSETS

Current Assets		
Cash in bank	$	-
		-
TOTAL ASSETS	$	-

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities		
	$	-
		-
Stockholders' Equity		
Members' equity		-
		-
TOTAL LIABILITIES AND		
STOCKHOLDERS' EQUITY	$	-

See accountants' compilation report.

BRICXONE REAL ESTATE FUND LLC

STATEMENT OF EARNINGS AND MEMBERS' EQUITY
FROM JANUARY 1, 2023 TO FEBRUARY 2, 2023

INCOME		
Revenue	$	-
Returns and allowances		-
		-
OPERATING EXPENSES		
		-
		-
EARNINGS FROM OPERATION		-
OTHER EXPENSES		
Interest		-
EARNINGS BEFORE INCOME TAXES		-
INCOME TAXES		-
NET EARNINGS		-
MEMBER'S EQUITY, BEGINNING		-
CONTRIBUTION		-
MEMBER'S EQUITY, ENDING	$	-

See accountants' compilation report.

(This page is intentionally left blank)

BRICXONE REAL ESTATE FUND LLC

REVIEWED INTERIM FINANCIAL STATEMENTS

FOR THE ELEVEN MONTHS PERIOD ENDED
NOVEMBER 30, 2023

BRICXONE REAL ESTATE FUND LLC

A Delaware Limited Liability Company

FOR THE ELEVEN MONTHS PERIOD ENDED
NOVEMBER 30, 2023

TABLE OF CONTENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT   3

FINANCIAL INFORMATION

    BALANCE SHEET...   4

    STATEMENT OF INCOME..   5

    STATEMENT OF MEMBERS' EQUITY...................................   6

    STATEMENT OF CASH FLOWS..   7



ANGEL ZHEN CPA
CERTIFIED PUBLIC ACCOUNTANT, ACCOUNTING AND TAX SERVICES

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Wonnie Kim, Executive Management Officer
Bricxone Real Estate Fund LLC

We have reviewed the accompanying interim financial statements of Bricxone Real Estate Fund LLC, a Delaware Limited Liability Company, which comprise the balance sheet as of November 30, 2023, and the related statement of income, changes in members' equity and cash flows for the eleven months then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the interim financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these interim financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of interim financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the interim financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Bricxone Real Estate Fund LLC and to meet our other ethical responsibiliites, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying interim financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the interim financial statements taken as a whole.

Sincerely Yours,

Angel Zhen, CPA
December 5, 2023

BRICXONE REAL ESTATE FUND LLC
BALANCE SHEET
NOVEMBER 30, 2023

ASSETS
CURRENT ASSETS
CASH $ -

TOTAL CURRENT ASSETS   -

TOTAL ASSETS $ -

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES $ -

TOTAL LIABILITIES   -

MEMBERS' EQUITY   -

TOTAL MEMBERS' EQUITY   -

TOTAL LIABILITIES AND MEMBERS' EQUITY $ -

BRICXONE REAL ESTATE FUND LLC
STATEMENT OF INCOME
FOR THE ELEVEN MONTHS PERIOD ENDED NOVEMBER 30, 2023

REVENUE
   INCOME $ -

EXPENSES
   OPERATING EXPENSES   -

NET INCOME $ -

BRICXONE REAL ESTATE FUND LLC
STATEMENT OF MEMBERS' EQUITY
FOR THE ELEVEN MONTHS PERIOD ENDED NOVEMBER 30, 2023

MEMBER'S EQUITY, BEGINNING	$	-
CONTIBUTION		-
DISTRIBUTION		-
MEMBER'S EQUITY, ENDING	$	-

BRICXONE REAL ESTATE FUND LLC
STATEMENT OF CASH FLOWS
FOR THE ELEVEN MONTHS PERIOD ENDED NOVEMBER 30, 2023

CASH FLOW FROM OPERATING ACTIVITIES

NET INCOME $ -

   NET CASH USED FROM OPERATING ACTIVITIES   -

INVESTING ACTIVITIES

   NET CASH USED BY INVESTING ACTIVITIES   -

FINANCING ACTIVITIES

   NET CASH USED BY FINANCING ACTIVITIES   -

NET INCREASE IN CASH
CASH, JANUARY 1   -

CASH, NOVEMBER 30 $ -



EXHIBIT B: ARTICLES OF ORGANIZATION

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:55 PM 12/29/2022
FILED 02:55 PM 12/29/2022
SR 20224405538 - File Number 7212073

STATE OF DELAWARE

CERTIFICATE OF FORMATION

OF LIMITED LIABILITY COMPANY

- **The Undersigned,** desiring to form a limited liability company pursuant to the Limited Liability Company Act of the State of Delaware, do hereby certify as follows:
-
- **First:** The name of the limited liability company is: Bricxone Real Estate Fund LLC.
- **Second:** The address of its registered office in the State of Delaware is 919 North Market Street, Suite 950, in the city of Wilmington, Delaware 19801. The name of the Registered Agent at such address is InCorp Services, Inc.
-
- Third, the effective date of formation is January 1, 2023.

- **In Witness Whereof,** the undersigned has executed this Certificate of Limited Liability company as of December 28, 2022 A.D.

- **By:** ______________________

Name: David G. LeGrand, Esq.

BRICXONE REAL ESTATE FUND LLC
SUBSCRIPTION AGREEMENT

Subscription Disclosures:

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING. THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE-SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING MEMORANDUM HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING MEMORANDUM DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY ANDES CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL. INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING MEMORANDUM OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S

OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT. THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARDLOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS. THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY. THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

Subscription Agreement

1. Subscription.

a. The undersigned ("Subscriber") hereby subscribes for and agrees to purchase Class A Interests (the "Interests") at $100.00 each, of BRICXONE REAL ESTATE FUND LLC (the "Company"), a Delaware limited liability company, for the principal amount of $_____ upon the terms and conditions set forth herein. The Securities being subscribed for under this Subscription Agreement and any other security that may be issuable upon conversion or exercise of the Securities are also referred to as the "Securities." The rights and preferences of the

Securities are as set forth in the Company's Operating Agreement and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

b. By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Memorandum of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

c. This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

d. The aggregate principal amount of Securities sold shall not exceed $5,000,000.00 (the "Maximum Offering"). The Company may accept subscriptions until January 30, 2024 (the "Termination Date") although payments for subscriptions may continue to be received as described in Section 2(a) below. Providing that subscriptions for $500,000.00 of the Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date"). The minimum subscription is $500.00.

e. In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.
a. Payment. The purchase price for the Securities shall be payable as follows: (i) simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means Subscriber shall deliver a signed copy of this Subscription Agreement along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

b. Escrow arrangements. Payment for the Securities shall be received by Royalton Company, LLC (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth on the signature page hereto and otherwise in accordance with Texture Capital Inc. payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company or any transfer agent the Company, in its discretion, choses to maintain records of Securities ownership, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3. Representations and Warranties of the Company. The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

a. Organization and Standing. The Company is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, the Operating Agreement and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign entity in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

b. Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

c. Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement have been duly authorized by all necessary corporate actions on the part of the Company. The Securities, when so issued, sold and delivered against payment thereof in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and nonassessable.

d. Authority for Agreement. All action on the part of the Company necessary for the authorization of this Subscription Agreement, the performance of all obligations of the Company hereunder at a Closing and the authorization, sale, issuance and delivery of the Securities pursuant hereto has been taken or will be taken prior to the applicable Closing. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

e. No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

f. Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as of February 2nd, 2023 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Memorandum and on the Company's raise page at https://www.bricxoneinvestors.com. Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. If required by Regulation CF, the Company has retained the services of an independent accounting firm to audit or review the Financial Statements to determine if they remain within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC. The Company is newly formed and has no assets of financial history.

g. Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's respective Closing Date(s):

a. Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the First Amended and Restated Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

b. Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

c. Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

d. Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except: (i)To the Company; (ii) to an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act; (iii) As part of an offering registered under the Securities Act with the SEC; or (iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

e. Investment Limits. Subscriber represents that either: (i) Either of Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,500; or (ii) Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth and does not exceed $124,000.

f. Member information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a Member(or potential member) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.

g. Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Circular. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

h. Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

i. Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Revisions to Manner of Holding. In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber

herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Delaware. EACH OF THE SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN LOS ANGELES COUNTY< CALIFORNIA AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF THE SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 10 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as shown on the signature page hereto or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous. a. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

b. This Subscription Agreement is not transferable or assignable by Subscriber.

c. The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

d. None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

e. In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

f. The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

g. This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

h. The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

i. The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

j. This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

k. If any recapitalization or other transaction affecting the stock of the Company is effected then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement. l. No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

Bricxone Real Estate Fund Subscription Agreement Signature Page

The undersigned, desiring to purchase Class A Membership Interests of by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

a. The aggregate principal amount of the Security the undersigned hereby irrevocably subscribes for is $[AMOUNT].

b. The Securities being subscribed for will be owned by and should be recorded on the Company's books as held in the name of, [SUBSCRIBER].

Signature _____

Name (printed) _____

Address 1 _____

Address 2 _____

Date: _____

If the Securities are to be purchased in joint names, both Subscribers must sign:

Signature _____

Name (printed) _____

Address 1 _____

Address 2 _____

Date: _____

This Subscription is accepted on _____, 202_

Bricxone Real Estate Fund LLC

Bricxone Assets LLC, its Manager

By: _____
            Wonnie Kim, CEO

EXHIBIT D: OPERATING AGREEMENT

OPERATING AGREEMENT

OF

BRICXONE REAL ESTATE FUND, LLC

(A Delaware Limited Liability Company)

THE INTERESTS AND UNITS REPRESENTED BY THIS OPERATING AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS. SUCH INTERESTS MAY NOT BE SOLD, ASSIGNED, PLEDGED, OR OTHERWISE DISPOSED OF AT ANY TIME WITHOUT EFFECTIVE REGISTRATION UNDER SUCH ACT AND LAWS, OR EXEMPTION THEREFROM, AND COMPLIANCE WITH THE OTHER SUBSTANTIAL RESTRICTIONS ON TRANSFERABILITY SET FORTH HEREIN.

OPERATING AGREEMENT OF
BRICXONE REAL ESTATE FUND LLC

TABLE OF CONTENTS

PAGE

ARTICLE I - DEFINITIONS... **1**
   1.01 Definitions..2
   1.02 Successor Statutes and Agencies; Global Terms...9
ARTICLE II - ORGANIZATION, OFFICES, PURPOSE, AND TERM........................... **9**
   2.01 Formation and Organization...9
   2.02 Operating Agreement 9
   2.03 Name 10
   2.04 Offices and Registered Agent..10
   2.05 Purpose 10
   2.06 Approved Transactions..10
   2.07 Term 11
   2.08 Income Tax Classification of Company..11
   2.09 Nature of Units and Interests..11

ARTICLE III - MEMBERS, UNITS, AND CAPITAL CONTRIBUTIONS........................ **12**
   3.01 Members Admission, Capital Contributions and Units……………………….....12
   3.02 Liability of Members..13
   3.03 Admission of Additional Members; Increases in Capital
   Commitments 13
   3.04 Issuance Units……..13
   3.05 Sponsor Group and Capital Contributions..13
   3.06 Withdrawal or Reduction of Contributions to Capital.............................14
   3.07 Capital Accounts...16
   3.07 Additional Funds...17
   3.08 Additional Capital Contributions 17

ARTICLE IV - ALLOCATIONS AND DISTRIBUTIONS ....
18   4.01 Allocations 18
   4.02Distributions...18
   4.03 Allocations for Tax Purposes; Effect of Change of Units.........................21
   4.04 Partnership Tax Items and Modifications to Allocations...........................21
   4.05 Tax Withholding..23
   4.06 Limitation on Distribution..23
   4.07 Books of Account; Member Inspection Rights..24
   4.08 Reporting Requirements..24

ARTICLE V - MANAGER... **25**
   5.01 Manager...25
   5.02 Number and Selection 27
   5.03 Removal 28
   5.04 Resignation..28
   5.05 Procedure upon Change of Manager..28
   5.06 Inspection of Books and Records..28
   5.07 Expenses..29
   5.08 Compensation..32

5.09 Asset Management Fee...33

ARTICLE VI - ACTIONS OF THE MEMBERS..
34 6.01 Meetings and Actions of Members..34

ARTICLE VII - LIMITATION OF LIABILITY AND INDEMNIFICATION OF
MANAGERS AND MEMBERS.. 34
7.01 Limitation of Liability...33
7.02 Reimbursements; Indemnification..34
7.03 Other Rights 35
7.04 Fiduciary Duties and Obligations; Conflicts of Interest.......................................35
ARTICLE VIII - TRANSFERABILITY OF INTEREST OR UNITS....................................36
8.01 Transferability of Interest or Units..36 8.02
     Restrictions on Transfers of Units..36 8.03
     Rights of Transferees; Admission of Transferees...37
8.04 Issuance of New Units..38
ARTICLE IX - DISSOLUTION AND TERMINATION...
38 9.01   Dissolution
Events...38
9.02 Articles of Dissolution..39
9.03 Liquidation; Obligation to Repay..39
9.04 Reasonable Time for Winding Up……...40
9.05 Withdrawal..40
9.06 No Deficit Restoration Obligation..40
9.07 Return of Capital Contributions Nonrecourse to Other Members……................40
ARTICLE X - MISCELLANEOUS... 41
10.01 Amendment 41
10.02 Severability...41
10.03 Delaware Law...41
10.04 Integrated Agreement..41
10.05 Creditors...41
10.06 Gender...48
10.07 Waiver..42
10.08 Binding Agreement 42
10.09 Captions...42
10.10 Counterparts; Delivery by Facsimile...42
10.11 Notice 42
10.12 Legal Counsel...43

APPENDIX A – Manager
APPENDIX B – Allocation Provisions
APPENDIX C – Membership

OPERATING AGREEMENT
OF
BRICXONE REAL ESTATE FUND, LLC

This Operating Agreement of BRICXONE REAL ESTATE FUND, LLC is hereby adopted and entered into by its Members, as defined below, and confirmed and agreed to by BRICXONE REAL ESTATE FUND, LLC, a Delaware limited liability company (the "Company"), effective as of January 1, 2023 (the "Effective Date").

WHEREAS, the Company was formed as a Delaware limited liability company upon the filing of its Articles of Organization with the office of the Secretary of State of the State of Delaware under and pursuant to the Delaware Limited Liability Company Act (the "Act"); and

WHEREAS, the Company and its Members hereby set forth and adopt the operating agreement (within the meaning of the Act) of the Company in its entirety, as follows;

NOW, THEREFORE, in consideration of the mutual covenants hereinafter contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and its members, intending to be legally bound, hereby set forth and amend, supersede, and restate in its entirety the operating agreement (within the meaning of the Act) of the Company to read as follows.

ARTICLE I
DEFINITIONS

1.01 Definitions. Whenever used in this Agreement, the following terms with initial capital letters have the meanings set forth below:

"Act" means the Delaware Limited Liability Company Act, as from time to time amended, and any successor to the Act. Any reference in this Agreement to a specific statutory provision of the Act shall, unless otherwise specifically excluded, include any successor provision(s) to the referenced provision.

"Affiliate" means any Person that, directly or indirectly, owns or Controls any other Person on an aggregate basis, including all beneficial ownership and ownership or Control as a trustee, guardian or other fiduciary, or that is Controlled by or is under Common Control with such other Person.

"Agreement" means this Operating Agreement of the Company and all schedules and exhibits hereto, as from time to time hereafter amended.

"Articles of Organization" means the Articles of Organization of the Company filed with the Secretary of State, as amended or restated from time to time.

"BBA Audit Provisions" means the provisions for United States federal income tax audits of entities taxable as a partnership in subchapter C of chapter 63 of the Code, as they may be amended and in effect from time to time.

"Capital Account" has the meaning set forth in Section 3.07 below.

"Capital Commitment" has the meaning set forth in Section 3.01(a) below.

"Capital Contribution" means any contribution to the capital of the Company in cash or property by a Member, whenever made.

"Capital Event" means any transaction not in the ordinary course of business that results in the Company's receipt of cash or other consideration other than Capital Contributions made to the Company, and includes, without limitation, any transactions resulting in proceeds of sales or exchanges or other dispositions of more than a *de minimis* amount of property not in the ordinary course of business (including a disposition of an Investment Property), debt financings or refinancings, condemnations, involuntary conversions, and receipts of insurance proceeds for the destruction of assets used in the trade or business of the Company or any Subsidiary or other Affiliate Entity of the Company with respect to an Investment Property.

"Capital Raise End Date" has the meaning set forth in Section 3.03.

"Capital Raise Period" means the period commencing on the Initial Closing Date and terminating on (and including) the Capital Raise End Date.

Class A Units and Members". Class A Members are persons Accepted into the Company as owners of Class A Units of Capital Interests ("Class A Units"). The capital contribution for a Class A Unit is One Hundred Dollars ($100.00) (the "Class A Unit Price"). The minimum capital contribution for Class A Units is Five Class A Units for Five Hundred Dollars ($500) (the "Class A Minimum Subscription Amount"), which may be waived by the Manager. There shall be Fifty Thousand (50,000) Class A Units for an aggregate of Five Million Dollars. The Class A Units shall be entitled to a sixty seven percent (67%) Percentage Interest in the Company as a class and the Class A Preferred Return.

 After the Initial Closing, the Percentage Interest of the Class A Units shall be sixty seven percent (67%), subject to adjustment as set forth above. Notwithstanding the foregoing, the Manager, in its sole discretion, may accept subscriptions for less than the Class A Minimum Investment Amount. Class A Members shall be Accepted into the Company solely by subscription upon approval of the Manager. Each Class A Member agrees to make its Capital Contribution at the time it is Accepted into the Company. Notwithstanding the Class A Minimum Investment Amount required of a single investor as described herein, for the purposes of determining the Class A Minimum Investment Amount, a "single investor" shall include an individual, his or her spouse, and their descendants, who purchase the Units for his or her or their own accounts, and all pension or trust funds established by each such individual. To the extent that such a "single investor" satisfies the Class A Minimum Investment Amount, each individual investor thereunder will receive the number of Class A Units, at the Class A Unit Price, corresponding to such individual investor's pro rata share of all subscriptions made by such "single investor".

"Class A Preferred Return" means with respect to each Class A Unit as of any date, a cumulative amount equal to six percent (6.0%) per annum (prorated for any partial year), on the Unreturned Capital Contributions with respect to such Unit (whether contributed by the current holder or the original holder of the Units). The Preferred Return shall accrue beginning on the date the first real estate asset is acquired by the Company and be calculated on the basis of the actual number of days elapsed from such date to and including the date that the distributions constituting a return of such Capital Contributions were made.

"Class B Units and Members". Class B Members are persons Accepted into the Company as owners of Class B Units of Capital Interests ("Class B Units"). The capital contribution for a Class B Unit is Ten Dollars ($10.00) (the "Class B Unit Price"). The maximum capital contribution for all of the Class B Units is One Thousand Dollars ($1,000.00). The Class B Interests are entitled to all items of profit, loss and tax credit not allocated to the Class A Units. There shall be One Hundred Class B Interests representing the founders' membership interest in the Company, issued in exchange for One Thousand Dollars ($1,000.00). "Class B Units" means a Capital Interest that is held by the Class B Member and is identified as such in *Exhibits "1" and "2"*. After the Initial Closing, the Percentage Interest of the Class B Units shall be thirty three percent (33%) subordinated to the Class A Preferred Return.

"Code" means the Internal Revenue Code of 1986 and any successor statute, as the same may be amended from time to time. Any reference in this Agreement to a specific statutory provision of the Code will, unless otherwise specifically excluded, include any successor provision(s) to the referenced provision.

"Company" means BRICXONE REAL ESTATE FUND, LLC, a Delaware limited liability company.

"Company Expenses" has the meaning set forth in Section 5.07(b) below.

"Asset Management Fee" has the meaning set forth in Section 5.09 below.

"Company Tax Rep" has the meaning set forth in Section 4.04(c)(i) below.

"Control" (including, with correlative meanings, the terms "Controlled by" and "under Common Control with"), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the Manager and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

"Designated Individual" has the meaning set forth in Section 4.04(c)(i) below.

"Dissolution Event" has the meaning set forth in Section 9.01 below.

"Distributable Cash" means, with respect to the Company for a period of time, all funds of the Company, whether derived from revenues or otherwise, on hand or in bank or other financial accounts of the Company as, in the discretion of the Manager, are available for distribution to the Members after provision has been made for (i) payment of all operating expenses of the Company as of such time (including Manager Fees and Company Expenses), (ii) payment of all outstanding and unpaid current obligations of the Company as of such time, (iii) funding any future obligations of the Company that may be due currently as may be reasonably determined by the Manager, and (iv) such reasonable reserves as the Manager deems necessary or appropriate for Company operations.

"Effective Date" has the meaning set forth in the introductory paragraph.

"Entity" means any foreign or domestic corporation, partnership, limited liability company, trust, unincorporated organization, joint venture, association or other entity, governmental body, or regulatory authority.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time.

"ERISA Investor" means a holder of a Unit that is (i) a retirement or other employee benefit plan as defined in section 4(a) of ERISA (an "ERISA Plan"), (ii) an individual retirement account or other plan or account described in section 4975(e)(1) of the Code (a "4975 Plan"), or (iii) any Entity that is owned, directly or indirectly, by an ERISA Plan or 4975 Plan and whose assets constitute "plan assets" within the meaning of ERISA and the regulations thereunder.

"Excess Amount" has the meaning set forth in Section 9.03(c) below.

"Expansion" means any activity (i) that adds rental or leasable square footage to an Investment Property.

"Fiscal Year" means the calendar year.

"Fully Exercising Members" has the meaning set forth in Section 3.04(b) below

"General Conditions" means the general conditions required to complete an Expansion and includes, without limitation, administrative costs, mobilization costs, superintendent and oversight costs, dumpster costs, clean-up costs, project insurance costs, and costs of facilities, safety equipment, site security, project management, accounting, tools, equipment, photography, temporary labor, surveying, postage and courier services, communications, and vehicle fuel, maintenance and insurance.

"Indemnified Person" means any of the following Persons: (i) a Member, (ii) a Manager, (iii) the Company Tax Rep, in connection with the performance of its duties under Section 4.04(c) and elsewhere in this Agreement, and (iv) each Person who is, or at any relevant time was, an Affiliate, shareholder, partner, member, manager, officer, director, employee or agent of any of the persons listed in clause (ii) and (iii) above. "Indemnified Persons" means collectively, all such Persons.

"Initial Closing" has the meaning set forth in Section 3.01(c) below.

"Initial Closing Date" means the date on which the Initial Closing occurs.

"Interest" means all of a Member's ownership interest (within the meaning of the Act) and legal and equitable rights as an owner in the Company, including, without limitation, the Member's share of the profits and losses of the Company, the right to receive distributions of the Company's assets, any right to vote and any rights to participate in the management of the Company as provided in the Act and this Agreement.

"Investment Period" means the period commencing on the day immediately following the Initial Closing and terminating on the later of (i) the Term Date or (ii) the end of the final extension of the term of the Company pursuant to Section 2.07(b); provided, however, that if the Company is dissolved and its affairs wound up in accordance with the provisions of this Agreement or the Act prior to the Term Date, the Investment Period will terminate on the date such dissolution and winding up of the Company is completed.

"Investment Property" has the meaning set forth in Section 2.06(a) below.

"LLC Tax Cost" has the meaning set forth in Section 4.04(c)(iv) below.

"Majority in Interest" means, with respect to all or any referenced group of Members, a combination of any of such Members who, in the aggregate, own more than fifty percent (50%) of the Units owned by all or such referenced group of Members.

"Manager" means (i) the Manager at such time or times as the Company may have only one Manager, and (ii) the Managers as a group at such time or times as the Company may have more than one Manager.

"Manager Expense" has the meaning set forth in Section 5.07(d).

"Manager Fees" has the meaning set forth in Section 5.08 below.

"Manager" means Bricxone Asset LLC, a Wyoming limited liability company or any other Person that succeeds such Manager in the capacity as a Manager of the Company, and any other Person(s) who may be elected to act as a Manager of the Company, in each case during the period in which any such Person is serving as the Manager of the Company as provided in this Agreement or under the Act, but does not include any Person that has ceased to be a Manager of the Company. The term "Managers" means the Manager at such time or times as the Company may have only one Manager and means the Managers as a group at such time or times as the Company may have more than one Manager.

"Member" means each Person designated as a member of the Company on Exhibit C hereto and any other Person or Persons that hereafter become a member of the Company in accordance with this Agreement, during the period in which each such Person is a member of the Company as provided pursuant to this Agreement but does not include any Person who has ceased to be a member of the Company. "Members" refers to such Persons as a group. At any time that there is only one Member of the Company, the term "Members" when used in this Agreement means and refers to the one Member.

"Net Income" has the meaning set forth for such term within the definition of "Income" and "Loss" set forth in Exhibit B attached hereto.

"Net Loss" has the meaning set forth for such term within the definition of "Income" and "Loss" set forth in Exhibit B attached hereto.

"Non-Fee Member" means any Member that is a member of the Sponsor Group.

"Notice" has the meaning set forth in Section 3.04(b) below.

"Person" means an individual, a custodian for any individual under any jurisdiction's Uniform Transfers to Minors Act or similar statute, a trust or a trustee on behalf of a trust, a guardianship or guardian on behalf of a guardianship, an estate, or any Entity.

"Plan Asset Regulations" mean the "plan asset" regulations issued by the United States Department of Labor and set forth in 29 C.F.R. section 2510.3-101 as promulgated under ERISA.

"Regulations" means the temporary and final regulations promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

"Referral Fee" has the meaning set forth in Section 5.08(b) below.

"Related Transfer" has the meaning set forth in Section 8.02(b) below.

"Secretary of State" means the office of the Department of the Secretary of State of the State of Delaware.

"Securities Act" means the federal Securities Act of 1933, as amended, and the rules and regulations thereunder.

"Sponsor Group Capital Contribution" means the dollar amount set forth in Section 3.05.

"Sponsor Group" means the Manager and its principals.

"Sponsor Member" means Bricxone Investments LLC, a Wyoming limited liability company.

"Subsequent Closing" has the meaning set forth in Section 3.03 below.

"Subsequent Closing Date" means the date of the applicable Subsequent Closing.

"Subscription Agreement" means each Subscription Agreement by and between the Company and a Member providing for the terms related to such Member's subscription Units.

"Subsidiary" means, with respect to the Company, any other Entity in which the

Company either (i) owns or Controls, directly or indirectly, fifty percent (50%) or more of the outstanding voting shares or other voting equity or beneficial interests, or in respect of which the Company or one or more other Subsidiaries has the right or ability to elect a majority of the members of such Entity's board of directors or any counterpart thereto for noncorporate Entities, or otherwise has the right or ability to Control the Manager of such Entity, or (ii) owns or Controls, directly or indirectly, fifty percent (50%) or more of the value of the outstanding stock or other equity or beneficial interests determined on a fully diluted basis.

"Tax Distributions" has the meaning set forth in Section 4.02(b) below.

"Total Price" has the meaning set forth in Section 3.04(c) below.

"Transferor" has the meaning set forth in Section 8.01(b) below.

"Ultimate Percentage" means the proportionate participation rights, expressed as a percentage, of each holder of Units relative to the other holders of Units with respect to the receipt of certain distributions and allocations, as set forth in this Agreement. At all times, the total of Ultimate Percentages for all outstanding Class A and Class B Units will equal one hundred percent (100%).

"Unit" means each of the Class A and Class B Units, which collectively constitute all of the Interests in the Company. Each individual Unit constitutes a fractional part of the Interest of each Member in the Company representing the relative interest, rights and obligations a Member has with respect to certain economic rights, voting, and other items pertaining to the Company as set forth in this Agreement. Unless otherwise provided herein, references in this Agreement to "Units" of a Member include all or the portion of such Member's Interest that is represented by or attributable to, or otherwise relates to, such Units. Whole, as well as fractional, numbers of Units may be issued by the Company and/or owned by Members and other transferees of Units. Each Member's numbers of Units are set forth in Exhibit C attached hereto, as such Exhibit C may be amended from time to time to reflect transfers or additional issuances of Units in accordance with the terms of this Agreement.

"Unreturned Capital Contributions" means, with respect to any Unit on any day, an amount equal to the excess, if any, of (A) the Capital Contributions attributable to the Unit as of such date over (B) the aggregate distributions, if any, by the Company with respect to such Unit pursuant to Sections 4.02(b)(ii) or 9.03 of this Agreement (including, for the avoidance of doubt, any Tax Distributions treated as a prepayment of distributions pursuant to Sections 4.02(b)(ii) or 9.03).

1.02 Successor Statutes and Agencies; Global Terms. Any reference contained in this Agreement to specific statutory or regulatory provisions or to specific governmental agencies or Entities includes any successor statute or regulation, or agency or Entity, as the case may be. Unless otherwise specified, the references to "Section" and "Article" in this Agreement are to the Sections and Articles of this Agreement. When used in this Agreement, words such as "herein", "hereinafter", "hereof", "hereto", and "hereunder" refer to this Agreement as a whole, unless the context clearly requires otherwise. The use of the words "include" or "including" in this Agreement is by way of example rather than by limitation.

ARTICLE II
ORGANIZATION, OFFICES, PURPOSE, AND TERM

2.01 Formation and Organization. The Company was formed as a limited liability company pursuant to the Act on January 1, 2023, upon the filing of the Articles of Organization of the Company with the Secretary of State. The Sponsor Member was admitted as a Member of the Company before the Effective Date, and such Persons, being the only Members of the Company as of the Effective Date, hereby set forth and adopt this Agreement as the operating agreement of the Company in its entirety under the Act. After the Effective Date, additional Persons shall be admitted as Members of the Company as of the effective date that each such additional Member's subscription for Units and counterpart signature page to this Agreement are accepted by the Manager on behalf of the Company and such Member otherwise complies with the provisions of this Agreement. Upon each admission of such new Members, Exhibit C shall be amended by the Manager to include each additional Member's name, address and the number of Units issued to such Member.

2.02 Operating Agreement. The Members and the Company hereby execute and deliver this Agreement for the purpose of governing and regulating the affairs of the Company and the conduct of its business in accordance with the provisions of the Act. It is hereby agreed that during the term of the Company set forth in Section 2.07, all provisions of the Company's "operating agreement" (within the meaning of the Act) must be in writing or otherwise adopted in accordance with this Agreement, the rights and obligations of Members with respect to the Company will be determined in accordance with the terms and conditions of this Agreement to the greatest extent permitted by law, and where the Act provides for rights and obligations specified in the Act that differ from or are inconsistent with the rights and obligations set forth in this Agreement, such rights and obligations shall be as set forth in this Agreement rather than as set forth in the Act to the greatest extent permitted by law.

2.03 Name. The Company's operations shall be conducted under the name "BRICXONE REAL ESTATE FUND, LLC"; provided, however, that (i) the name of the Company may be changed upon the approval of a Majority in Interest of the Members, and (ii) the operations of the Company may be conducted under any other name deemed necessary or desirable by the Manager or as may be necessary to comply with the requirements of any jurisdiction in which the Company may conduct operations.

2.04 Offices and Registered Agent. The principal office of the Company shall be located at such place as may be determined by the Manager. In addition, the Company may maintain such other offices as the Manager may deem advisable at any other place or places. The principal office of the Company is at 13330 Bloomfield Avenue, Suite 220, Norwalk CA 90650 and its mailing address is the same. The initial registered agent of the Company for service of process is InCorp Services, Inc. The Manager may change the registered agent and registered office of the Company to such other agent or office as may be permitted under the Act, upon satisfaction of the requirements for making such a change as are set forth under the Act.

2.05 Purpose.

(a) The principal purpose and business of the Company is to engage in the activities and transactions set forth in or approved pursuant to Section 2.06 and to do all things and engage in all activities and business in connection therewith permitted under applicable Delaware law.

(b) The Company has any and all powers that are necessary or desirable to carry out the purposes and business of the Company, to the extent the same may be legally exercised by limited liability companies under the Act. The Company shall carry out the foregoing activities pursuant to the provisions set forth in the Articles of Organization and this Agreement.

2.06 <u>Approved Transactions</u>. The transactions set forth below in this Section are expressly authorized in fulfillment of the Company's business and purposes as set forth under Section 2.05 above and shall be effectuated in accordance with the terms generally described below. These approved transactions shall in no way limit the purposes of the Company or transactions otherwise approved by the Company as provided in this Agreement.

(a) The Company is expressly authorized, directly or indirectly through a Subsidiary or other Affiliate Entity thereof, to purchase, acquire, build, renovate, develop, expand, hold, operate, insure (including insurance coverage provided by any member of the Sponsor Group or any Affiliate of such member) and subsequently sell or otherwise exchange or transfer real estate (referred to herein as the "<u>Investment Property</u>").

(b) Subject to the actions requiring Member approval set forth in Sections 5.01(b) or 5.01(c) or in this Section 2.06(b), the Manager will be responsible the price and other material terms associated with the acquisition of the Investment Property, the operation of the Investment Property, and the timing, price and other material terms associated with the sale or other disposition of the Investment Property. In accordance with Section 5.01(e), the Manager may, but is not required to, contract with or delegate to any other Person any powers or authority granted to it under this Section 2.06. Except for the fees described in Section 5.08, the Manager shall receive no other compensation for the responsibilities and serving in the capacity described in this Section 2.06, unless such compensation is otherwise pre approved by a Majority in Interest of the Members.

(c) Subject to any approval required of the Members as set forth above or otherwise in this Agreement, the Company, through the Manager, is hereby authorized and directed to do all acts or things reasonably necessary or appropriate to consummate the foregoing transactions approved in this Section 2.06 and any action reasonably incidental thereto. This authority shall include, without limitation, the right to execute any and all documents the Manager deems necessary in connection therewith, including, without limitation, promissory notes, deeds of trust, financing statements, security agreements, agreements, contracts, checks, and other instruments and documents as the Manager deems necessary under the circumstances to consummate the transactions approved in this Section 2.06. In connection therewith, third parties shall be entitled to rely upon any such documents or instruments executed by the Manager in accordance with the provisions of this Agreement.

2.07 <u>Term</u>.

(a) The term of the Company commenced on January 1, 2023 the effective date of the filing of the Articles of Organization of the Company with the Secretary of State pursuant to the Act. The Company shall continue until it dissolves. It is the intent of the Sponsor to liquidate the Company and make final distributions on or before December 31, 2029 (the "Term Date"), which may be extended by the Manager at its sole discretion until December 31, 2030

(b) A Majority in Interest of the Members may elect and determine to extend the term of the Company for up to two (2) additional one-year periods beyond the Term Date. The Manager shall give prompt written notice of any extension, in accordance with Section 10.11, to all of the Members.

2.08 <u>Income Tax Classification of Company</u>. At such time or times as the Company may be treated for purposes of federal income taxation as having more than one owner, the Company shall be classified as a partnership for purposes of federal income taxation in accordance with Regulations section 301.7701-3, unless and until a Majority in Interest of the Members gives written consent to the Company's making an affirmative election with the United States Internal Revenue Service to be classified for federal income tax purposes as an association taxable as a corporation or as a real estate investment trust (as defined in the Code.)

2.09 <u>Nature of Units and Interests</u>. The Interests and Units in the Company shall be represented by Class A Units and Class B Units, with each class having the rights and privileges, including voting rights, if any, set forth in this Agreement. A Membership Interest shall for all purposes be personal property. No Member has any interest in specific assets or property of the Company. Ownership of a Unit (or fraction thereof) shall not entitle a Member to call for a partition or division of any asset or property of the Company or for any accounting.

ARTICLE III
MEMBERS, UNITS, AND CAPITAL CONTRIBUTIONS

3.01 <u>Members Admission, Capital Contributions and Units</u>.

(a) Subject to the limitations set forth in this Article III and elsewhere in this Agreement, at the Initial Closing or any Subsequent Closing, any Person who has (i) agreed in writing to a Capital Contribution in an amount acceptable to the Manager, (ii) executed and delivered to the Manager a copy of the Subscription Agreement setting forth the Person's amount of, and commitment to make a, Capital Contribution (a "<u>Capital Commitment</u>"), and (iii) executed and delivered to the Manager a copy of this Agreement, may be admitted to the Company as a Member when and as determined by the Manager. The Company shall be entitled to enforce the obligations of each Member to make any portion of an unfunded Capital Commitment to the Company, and the Company will have all remedies available at law or in equity in the event any such Member's Capital Commitment is not fully funded. If any legal proceedings relating to the failure of a Member to make such a contribution are commenced, such Member will be obligated to, and shall, pay all costs and expenses incurred by the Company, including attorneys' fees, in connection with such proceedings; <u>provided</u>, <u>however</u>, that such payments of costs and expenses shall not be treated as Capital Contributions to the Company.

(b) Set forth beside the name of each Member on <u>Exhibit C</u> attached hereto is each Member's agreed Capital Contribution to the Company. Each Member's Capital Contribution represents the aggregate amount of cash (or value of other property, to the extent approved and agreed by the Manager) that such Member has contributed to the Company in accordance with the terms hereof. Unless a Member otherwise agrees in writing, a Member is not obligated to contribute capital to the Company beyond the Capital Contributions it has made or agreed to make in its Capital Commitment; <u>provided</u>, <u>however</u>, that the members of the Sponsor Group are subject to satisfying, in the aggregate, the minimum Capital Contribution levels set forth in Section 3.05 below.

(c) Upon receipt by the Company of aggregate Capital Commitments with respect to Units of at least $500,000, the Company may hold an initial closing of (i) the issuance of Class A Units to Persons other than the Sponsor Group and (ii) the admission of such Persons as Members (as applicable) to the Company (the "Initial Closing"). The Manager shall promptly provide each Member with written notice (which may include email or other electronic communications) of the consummation of the Initial Closing.

(d) Notwithstanding anything in this Agreement to the contrary, for as long as any holder of Units is subject to ERISA, the Manager shall use commercially reasonable efforts to prevent the equity participation by ERISA Investors in any Units that would be "significant" equity participation as defined in the Plan Asset Regulations. The Manager, in its sole discretion, may prohibit any ERISA Investor from making some or all of any proposed Capital Contributions at any time, whether at or after the Initial Closing, if the payment of such Capital Contribution would be reasonably likely to cause the Company to hold "plan assets" under ERISA and regulations thereunder or applicable state laws, regulations and administrative policies similar in purpose and intent to ERISA and the regulations thereunder.

3.02 Liability of Members. A Member shall not be liable for the debts, liabilities, or obligations of the Company beyond the Capital Contributions the Member has made or has agreed to make in writing, or as provided in Section 4.04(c) with respect to a share of any LLC Tax Cost; provided, however, that a Member or Affiliate of a Member may voluntarily agree, but is not required under this Agreement, to guarantee all or any portion of an indebtedness or obligation of the Company or any Subsidiary or other Affiliate of the Company. Except as otherwise expressly provided herein, a Member shall not be required to contribute to the capital of, or to loan any funds to, the Company.

3.03 Admission of Additional Members; Increases in Capital Commitments. Subject to the provisions of this Agreement and at any time until and through January 30, 2024, the ("Capital Raise End Date"), the Manager may, but is not obligated to, accept increases in the Capital Contributions from any of the Members and to select and admit to the Company additional Members (each, a "Subsequent Closing"). Each Person that is to be admitted as an additional Member pursuant to this Section 3.03 shall execute a joinder to this Agreement providing for such admission, and upon the admission of a new Member or an increase in a Member's Capital Contributions, Exhibit C shall be amended by the Manager, without any requirement for the consent of the Members, to document the admission of such new Member and/or the increase in Capital Contributions. The maximum aggregate net Capital Contributions to be obtained by the Company in exchange for Units in the Initial Closing, in all Subsequent Closings, and from the initial Member or the Sponsor Group as described in Section 3.05 will be five million dollars ($5,000,000).

3.04 Issuance of Units.

(a) Except in the case of Additional Capital Contributions (to which the terms in Section 3.10 will apply), upon admission to the Company of a Member or the effective date of an increase in an existing Member's Capital Contributions or an existing Member's Capital Contributions, such Member, as applicable, shall be issued a number Units (including fractional Units, if need be) equal to the dollar amount of initial or increased Capital Contribution, as the case may be, divided by one (1).

3.05 <u>Withdrawal or Reduction of Contributions to Capital</u>.

(a) <u>Generally No Withdrawal</u>. No Member has the right to withdraw all or any part of his, her, or its Capital Contributions or to receive any return on any portion of his, her, or its Capital Contributions, except as expressly set forth in Sections 3.05(c), 3.05(d), 4.02 or 9.03, or as elsewhere clearly specified herein. Under circumstances involving a return of any Capital Contributions, no Member has the right to receive property other than cash or cash equivalents; <u>provided</u>, <u>however</u>, that no Member has the right to refuse an in-kind distribution of property.

(b) <u>Generally No Priority in Capital Contributions</u>. Except as may be otherwise set forth in Article IV or <u>Exhibit B</u> hereto or as specified in Sections 3.05(c) or 3.05(d) below, no Member has priority over any other Member, either as to the return of Capital Contributions or as to Net Income, Net Loss, or distributions; <u>provided</u>, <u>however</u>, that this subsection shall not apply to loans (as distinguished from Capital Contributions) that a Member has made to the Company.

(c) <u>Mandatory Sale or Redemption</u>. The Manager may, by written notice to any holder of Units, require Units of such holder to be fully or partially sold or redeemed by the Company pursuant to this Section 3.05(c), effective on any date designated by the Manager (which shall be not less than ten (10) days after delivery of the notice of mandatory withdrawal), in the event the Manager determines in good faith or has reason to believe that: (i) ownership of the Units by such holder will cause the Company to be in violation of the securities laws of the United States or any other relevant jurisdiction; or (ii) continued ownership of Units by such holder may be harmful or injurious to the business or reputation of the Company or the Manager or may subject the Company or any of the Members to an undue risk of adverse tax or other fiscal consequences, including, without limitation, causing the Company to hold "plan assets" under ERISA and the Plan Asset Regulations or investment in the Company by "benefit plan investors" to be "significant" (each as defined in the Plan Asset Regulations) or other adverse consequences under ERISA. The amount due to any such holder of Units and/or Units required to be sold or redeemed from the Company pursuant to this Section 3.06(c) shall be the fair market value of such Units as of the effective date of the sale or redemption using the methodology set forth in Section 3.06(d) below, with such value to be as determined in good faith by the Manager. Upon a sale and/or redemption of all of the Units of any Member pursuant to this Section 3.06(c), such Person shall be withdrawn as a Member of the Company.

(d) <u>Withdrawal of ERISA Investors</u>.

(i) Notwithstanding any provision of this Agreement to the contrary, any ERISA Investor may elect to withdraw from the Company, or upon demand by the Manager, any ERISA Investor shall withdraw from the Company, at the time and in the manner hereinafter provided, if either such ERISA Investor or the Manager obtains an opinion of counsel (which counsel and opinion of counsel must be reasonably acceptable to the Manager and the ERISA Investor) to the effect that it is more likely than not that, (A) by reason of such ERISA Investor's continued ownership of Units, the Company, the Manager or the ERISA Investor would be in violation of ERISA, the Code or rules or regulations promulgated thereunder, or any other statute or governmental regulation, or (B) in the case of any withdrawal by an ERISA Investor, the fiduciaries of such ERISA Investor (or fiduciaries of any employee benefit plan the assets of which are held by such ERISA Investor and have been used to fund Capital Contributions, as applicable) would have liability for the acts or omissions of the Manager, notwithstanding the provisions of section 405(d) of ERISA.

(ii) Thereafter, the Manager and such ERISA Investor, to the extent practicable as determined by the Manager in its discretion, shall use their reasonable best efforts to effectuate either (A) an amendment (with the consent of the Members, to the extent required by Section 10.01 hereof) to this Agreement that, in the opinion of such counsel, would enable compliance with ERISA without withdrawal of such ERISA Investor from the Company, or (B) a transfer of such ERISA Investor's Units to a transferee that is reasonably deemed by the Manager to be a substantial and sophisticated investor at a price and on other terms and conditions that are mutually agreeable to such ERISA Investor, the Manager and the transferee.

(iii) If a transfer is not arranged or the cause for withdrawal is not cured within one hundred twenty (120) days (or such longer period as may be mutually agreed by such ERISA Investor and the Manager) after the date of delivery of the opinion of counsel and the election or demand for withdrawal, then such ERISA Investor shall withdraw from the Company as of the date following the expiration of such period that is the earlier of (A) the last day of the calendar year during which the election or demand for withdrawal is made, and (B) such date for withdrawal, if any, as may be specified by counsel in such opinion as being necessary to mitigate violation of ERISA. In the event the effective date of an ERISA Investor's withdrawal is a date other than the last day of a calendar year, the effective date of such ERISA Investor's withdrawal shall be deemed to be the last day of the calendar year for purposes of adjusting the Capital Account of the withdrawing ERISA Investor. The withdrawing ERISA Investor shall not be required to make any Capital Contributions. At such time, the withdrawing ERISA Investor shall cease to be a Member of the Company for all purposes and, except for its right to receive payment for its Units as hereinafter provided, shall no longer be entitled to the rights of a Member under this Agreement, including, without limitation, the right to have any allocations made to its Capital Account, the right to receive distributions during the term of the Company or upon liquidation of the Company pursuant to Section 9.03, and the right to vote on Company matters as provided in this Agreement.

(iv) In full satisfaction of its Units, the withdrawing ERISA Investor shall be entitled to receive a distribution from the Company equal to the amount that such ERISA Investor would have been entitled to receive pursuant to Section 9.03 if (A) the Company had been liquidated on and as of the effective date of such ERISA Investor's withdrawal, (B) all of the assets of the Company had been sold on and as of such date at their then fair market value (as determined by the Manager or, at the request of the withdrawing ERISA Investor, an independent appraiser, with one half of the cost of such appraisal borne by each of the withdrawing ERISA Investor and the Company, and taking into account the nature and timing of any forced sale) and (C) all gains and losses that would have arisen from such sale had been allocated among the Capital Accounts of the holders of Units in accordance with Exhibit B hereto. Such distribution shall be payable in cash or other assets, distributed to the withdrawing ERISA Investor on a basis that is, to the extent practicable, *pro rata* in accordance with such ERISA Investor's Units, unless otherwise required by law or contract. The Manager shall take commercially reasonable steps to liquidate such Company assets, as it determines appropriate in its discretion, as may be necessary to satisfy such distribution obligation, and distribute to such withdrawing ERISA Investor the amounts payable under this Section 3.06(d) within a reasonable time of the effective date of withdrawal. No approval of the Members shall be required prior to the sale of any Company assets or the making of such distribution. No distribution will be made with a security or other asset that would perpetuate the reason for the withdrawal.

(v) An ERISA Investor electing to withdraw from the Company pursuant to this Section 3.06(d) shall bear the costs of obtaining or seeking an opinion of counsel for purposes of this Section 3.06(d), whether or not such opinion is to the effect specified abov or results in the withdrawal of the ERISA Investor, and the Company shall bear such costs if the Manager demands the withdrawal of an ERISA Investor pursuant to this Section 3.06(d).

3.06 <u>Capital Accounts</u>. The Company shall maintain separate capital accounts (each a "<u>Capital Account</u>") for Member pursuant to the principles of this Section 3.06 and Regulations section 1.704-1(b)(2)(iv). The initial Capital Account with respect to the Units of each Member shall be the initial amount of Capital Contributions contributed to the Company in exchange for the Units pursuant to Section 3.01, 3.03, 3.05 as the case may be. In the maintenance of Capital Accounts for the Members, the following provisions shall apply.

(a) Each Member's Capital Account shall be increased by the amount of any cash and the agreed fair market value of any other property contributed by such Member as an additional Capital Contribution, such Member's distributive share of Net Income, any other items in the nature of income or gain that are specially allocated to such Member pursuant to <u>Exhibit B</u> to this Agreement, and the amount of any Company liabilities that are assumed by such Member or that are secured by any Company property distributed to such Member.

(b) Each Member's Capital Account shall be decreased by the amount of cash and the fair market value of any other Company property distributed to such Member pursuant to any provision of this Agreement, such Member's distributive share of Loss and Net Loss, any other items in the nature of deduction or loss that are specially allocated to such Member pursuant to <u>Exhibit B</u> to this Agreement, and the amount of any liabilities of such Member that are assumed by the Company or that are secured by any property contributed by such Member to the Company.

(c) Upon the transfer of all or any portion of any Member's Units in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent that it relates to the transferred Units.

(d) The provisions of this Section 3.06 and other portions of this Agreement relating to allocations and the proper maintenance of Capital Accounts are designed and intended to comply with the requirements of Regulations section 1.704-1(b). The Members intend that such provisions be interpreted and applied in a manner consistent with such Regulations. The Manager is authorized to modify the manner in which the Capital Accounts are maintained if the Manager determines, after consultation with the Company's tax advisors, that such modification (i) is required or prudent to comply with the Regulations and (ii) is not likely to have a material adverse effect on the amounts distributable to any Member of the Company.

3.08 <u>Additional Funds</u>. If a Majority in Interest of Members determines at any time (or from time to time) that additional funds are required by the Company or any Subsidiary for or in respect of its business or to pay any of its obligations, expenses, costs, liabilities, or expenditures (including, without limitation, any operating deficits), then the Manager may cause the Company or Subsidiary to borrow all or part of such additional funds, with interest payable at then-prevailing rates, from one or more of the Members or from commercial banks, savings and loan associations, or other commercial lending institutions.

3.09 <u>Additional Capital Contributions</u>. The Company shall not require additional

Capital Contributions from its Members.

ARTICLE IV
ALLOCATIONS AND DISTRIBUTIONS

4.01 <u>Allocations</u>. The Company's Net Income, Net Loss, and other items of income, gain, loss, or expense shall be allocated to and among the Members as provided in <u>Exhibit B</u> attached hereto.

4.02 <u>Distributions</u>. Subject to the provisions of Section 4.06 and any other nondiscretionary restrictions or limitations regarding distributions imposed on the Company by the Act or under any loan agreements, other financing documents, or other contracts or agreements to which the Company or its property may be subject, the Manager may cause the Company to distribute Distributable Cash or other property to the holders of Units at such times and in such aggregate amounts as the Manager may determine in its sole discretion, on a quarterly or other basis as determined by the Manager in its sole discretion. Except for distributions in connection with the dissolution and liquidation of the Company (to which the provisions of Section 9.03 will apply), all such distributions will be made as set forth below in this Section 4.02.

(a) <u>Distributions from Operations</u>. Distributable amounts arising from transactions *other than* Capital Events will, after reducing the Distributable Cash or other property for any required Tax Distributions to be made pursuant to Section 4.02(b), be made in the following order and priority:
The Company will pay to Class A Unit holders the Class A Preferred Return out of operating cash flows with splits of remaining net gains and profits and Class A Preferred Return to be shared as follows:

(i) First, to the Class A Members in an amount equal to any accrued but unpaid Class A Preferred Return (and among them in proportion to the amount due each);

(ii) Second; 67% to the Class A Members, in proportion to their respective numbers of Units; and 33% to the Class B Member.

b. Distributions from a Capital Event.

(i) First, to the Class A Members in an amount equal to any accrued but unpaid Class A Preferred Return (and among them in proportion to the amount due each);

(ii) Second; to the Class A Members, in proportion to their respective numbers of Units until the Class A Members have a zero balance in their respective capital accounts;,

(iii) Third, to the Class B Member until its capital account has been reduced to zero;

(iv) Fourth and finally, 67% of remaining Distributable Cash to the Class A Members, in proportion to their respective numbers of Units; and 33% to the Class B Member.

(b) <u>Tax Distributions</u>.

(i) If the total distributions of cash and/or other property (based on the fair market value of such other property) that otherwise would be distributable to any Member with respect to a year (either during such year or within ninety (90) days thereafter and identified as being with respect to the immediately preceding year) under this Agreement, but without regard to this Section 4.02(b), are less than an amount equal to the aggregate state and federal income tax liability such Member would have incurred as a result of such Member's allocable share of the taxable income of the Company, then the Manager will use its best efforts to cause the Company to make, by ninety (90) days after the end of such year, distributions in available cash under this Section 4.02(b) (such distributions being referred to as the "<u>Tax</u> <u>Distributions</u>") to all such Members in the amount of, and in proportion to, their amounts of such underage For the purposes of such distributions, it shall be assumed that the Members are taxable at combined U.S. federal individual, state and local rates of forty percent (40%). Any such distribution shall be made on a nondiscriminatory basis to all Members pro rata in accordance with their respective Percentage Interests. It is specifically recognized that in making a forty percent (40%) assumption regarding tax distributions, some Members may receive a distribution that is in excess of their actual tax liabilities, and some Members may receive a distribution that is less. If the total distributions that otherwise would be distributed with respect to a year to each Member under this Agreement, without regard to this Section 4.02(b), are sufficient to satisfy the minimum amounts of distributions required to be paid to each Member under this Section 4.02(b), then no Tax Distributions will be paid for such year, and distributions for such year will be payable pursuant to the other provisions of this Agreement. Furthermore, no Tax Distributions are to be paid in connection with the dissolution and liquidation of the Company.

(ii) Tax Distributions may be made during a year to enable the Members to satisfy estimated tax liabilities with respect to income and gains realized by the Company (and not otherwise covered by distributions) during such year, and such Tax Distributions shall be treated during such year as advances (and not distributions). If such advances or portions thereof are required to be returned at the end of a year (after review of such Member's share of the Company's taxable income for which Tax Distributions are distributable), such portions shall be returned promptly to the Company without interest. Any portion of such advance not required to be returned at the end of the year shall be deemed a Tax Distribution at that time. Any tax "withholding" or similar payments made by the Company pursuant to Section 4.05 on behalf of a Member with respect to a Member's share of Company income or distributions with respect to a year shall be treated by the Company as distributions creditable against the Tax Distributions requirement for such year under this Section 4.02(b), if the Member does not reimburse the Company for such "withholding" or similar payments.

(iii) All Tax Distributions made by the Company to or on behalf of a Member shall, for purposes of determining future distributions to be made to such Member under Sections 4.02(a) or 4.02(b), be treated as a prepayment of distributions otherwise to have been made to such Member under Sections 4.02(a) or 4.02(b), by reducing the amount of the next succeeding distribution or distributions otherwise distributable to such Member under Sections 4.02(a) or 4.02(b) by the amount of Tax Distributions for which no prior reduction under Section 4.02(a) or Section 4.02(b) has been made.

(d) <u>Right of Setoff</u>. The Manager will have the right to cause the Company to apply all or any portion of any amount of a distribution otherwise distributable to a holder of Units against any advances or other sums then due and owing to the Company from or on behalf of such holder of Units, including, without limitation, advances under Section 4.05 that are not repaid. The portion of any such distribution so applied as a set-off against amounts due and owing will, even though not physically distributed to the holder of Units, be treated as a distribution with respect to the holder's Units for purposes of this Agreement, including, but not limited to, the determination of the holder's Capital Account balance and the amount of future allocations and distributions to which the holder Member is entitled. In addition, to the extent the amount applied is being set off for payment of an unpaid Capital Contribution, the amount will be treated as a Capital Contribution by the holder as of the date of the distribution so applied.

(e) Use of Electronic Funds. Each Member acknowledges and agrees that all distributions to Members, whether under this Article IV or Article IX, may be made or effected via automated clearing house (ACH) transfer, unless otherwise determined by the Manager in its sole discretion. Each Member agrees to provide the Company with ACH information and to promptly update such ACH information in the event of any change therein.

4.03 Allocations for Tax Purposes; Effect of Change of Units. Except as otherwise provided herein, each item of income, gain, loss, or expense of the Company shall be allocated to the Members in the same manner as allocations are made of Net Income, Net Loss, and other items of income, gain, loss, or expense pursuant to Exhibit B. If (i) there is a transfer of, or issuance of any additional, Units in the Company other than as of the end of a calendar year, and (ii) after such transfer or additional issuance the Company is treated as a partnership for federal income tax purposes, then all items to be allocated, credited, charged or distributed for such year shall be prorated in accordance with section 706 of the Code, using any convention permitted by law and selected by the Company Tax Rep; provided, however, that if the Company utilizes the cash method of accounting, certain "allowable cash basis items" as defined in Code section 706(d)(2) shall be allocated as therein specified. Selection of the specific allowable method shall be made by the Company Tax Rep, unless a transferor Member and a transferee themselves specify, with respect to the transferred Units, a method that is permitted under the Code. A Company Tax Rep or Manager shall have no liability to any Member in connection with the determination of each Member's share of prorated allocations of income or losses if such allocations were made in good faith in accordance with the terms of this Agreement or in reliance on the advice of the Company's accountants or tax counsel.

4.04 Partnership Tax Items and Modifications to Allocations. At all times during which the Company is treated as a partnership for federal income tax purposes, the following provisions shall apply.

(a) Tax Elections. The Company Tax Rep, in its sole discretion, may cause the Company to elect pursuant to section 754 of the Code and the Regulations to adjust the basis of the Company assets as provided by sections 743 or 734 of the Code and the Regulations thereunder. The Company shall make such other elections for federal income tax purposes as may be determined by the Company Tax Rep, acting in its sole and absolute discretion.

(b) Amendments for Tax Issues. The Company Tax Rep shall prepare and execute any amendments to this Agreement, which amendments need not be approved by the Members as otherwise required under Section 10.01 to become effective, as are necessary for the Company to comply with the provisions of Regulations sections 1.704-1(b), 1.704-1(c), and 1.704-3 upon the happening of: (i) a liquidation of the Company within the meaning of

Regulations section 1.704-1(b)(2)(ii)(g); (ii) the contribution or distribution of any property, other than a *de minimis* amount, to or by the Company in exchange for Units or another form of Interest in the Company; or (iii) the issuance of Units or another form of Interest (other than a *de minimis* Interest) as consideration for the provision of services to or for the benefit of the Company by an existing Member acting in a Member capacity or by a new Member acting in a Member capacity or in anticipation of becoming a Member; provided, however, that adjustments pursuant to clauses (ii) or (iii) are to be made only if the Company Tax Rep, after consultation with the Company's professional tax or accounting advisors, reasonably determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members. Under any other circumstance, the Company Tax Rep shall prepare and execute any amendments to this Agreement, which amendments need not be approved by the Members as otherwise required under Section 10.01, as are necessary for the Company to comply with the provisions of Regulations sections 1.704-1(b), 1.704-1(c) and 1.704-3, but only if the Company Tax Rep determines that such amendment (I) is required or prudent to comply with the Regulations and (II) is not likely to have a material effect on the amounts distributable to any Member of the Company.

  (c) <u>Tax Audit Provisions</u>.

  (i) For each taxable year of the Company, a "<u>Company Tax Rep</u>" will be selected to serve for the Company, which must be a Member, Manager, or other Person permitted to serve as the Company's "partnership representative" under Code section 6223(a) and any Regulations or other administrative guidance promulgated thereunder. The Company Tax Rep will be selected, and may be changed from time to time, by the Manager, to any other Person permitted to serve in such role under the Code, Regulations, or other applicable authority. With respect to any period in which any non individual is the Company Tax Rep, the Company Tax Rep shall cause the Company to appoint an individual eligible to be a "designated individual" under the BBA Audit Provisions (the "<u>Designated Individual</u>") through whom the Company Tax Rep will act for all purposes of the BBA Audit Provisions. All references to the Company Tax Rep in this Agreement will be deemed to also be references to the Designated Individual acting on behalf of the Company Tax Rep or the Company in that person's capacity as the Designated Individual. The Sponsor Member is hereby identified as the Company Tax Rep as of the date of this Agreement.

  (ii) The Company Tax Rep is authorized and required to represent the Company in connection with all examinations of the Company's affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. Each current and former Member and other holder of Units agrees to, and shall, (A) cooperate with the Company Tax Rep in the determination of the liability of the Company and each Member or other holder of Units pursuant to this Section 4.04(c), including providing such information and documentation as is reasonably requested by the Company Tax Rep in connection with any audit proceedings concerning the Company, and (B) do or refrain from doing any or all things reasonably required by the Company Tax Rep to conduct such proceedings. Any direct, out-of-pocket expense incurred by the Company Tax Rep in carrying out his, her, or its obligations hereunder shall be allocated to and charged to the Company as an expense of the Company for which the Company Tax Rep will be reimbursed.

  (iii) In connection with any of the actions set forth in this Section 4.04(c), the Company Tax Rep, after consulting with the Company's tax or accounting advisors, has the authority to determine the proper tax and accounting treatment of such action in its reasonable discretion and in reliance upon the applicable Code and Regulations promulgated thereunder.

(iv) If the Company incurs any liability for taxes, interest, or penalties for any BBA Year by reason of an Internal Revenue Service audit under the BBA Audit Provisions or a similar liability by reason of an audit by a state, local, or other government tax authority (the "LLC Tax Cost"), then upon the consent of a Majority in Interest of the Members, the Company Tax Rep may require the Members and any or other holders of Units (including any former Member or holder of Units) to whom such liability relates, as reasonably apportioned and determined in good faith by the Company Tax Rep based on consultation and advice from the Company's professional tax advisors, to pay, and each such Member or other holder of Units (including any former Member or holder of Units) hereby agrees to pay, such amount to the Company of the LLC Tax Cost as is attributable to the Interest of the current or former Member (or other holder of Units) for the taxable period in issue. Any such amount shall not be treated as a Capital Contribution or increase any Unreturned Capital Contribution amount for purposes of any provision herein that affects distributions to the Members and shall not be treated as a Capital Contribution in any respect except for the limited purpose of crediting the holder's Capital Account therefore if and as may be required by the Regulations or other applicable federal tax authority. Any such amount not paid by a current or former Member or other holder of Units at the time reasonably requested by the Company Tax Rep shall accrue interest at the rate set by the Company Tax Rep (not to exceed the maximum rate permitted by law), compounded monthly, until paid, and such current or former Member (or other holder of Units) shall also be liable to the Company for any damages resulting from a delay in making such payment beyond the date such payment is reasonably requested by the Company Tax Rep, and for this purpose the fact that the Company could have paid this amount with other funds shall not be taken into account in determining such damages. Without reduction in the obligation of a current or former Member or other holder of Units under this Section 4.04(c), any amount paid by the Company that is attributable to a current or former Member or other holder of Units, as determined by the Company Tax Rep in its reasonable discretion, and that is not paid by such a current or former Member or other holder of Units as provided above in this paragraph, may be treated as a distribution, or other payment of any amount payable or to be paid, by the Company to such a current or former Member or other holder of Units.

(v) The obligations of each current and former Member or other holder of Units under this Section 4.04(c) shall survive any transfer or assignment by such Member or other holder of its Interest and the dissolution of the Company and each Member and former Member irrevocably consents to jurisdiction of a court of law located in Los Angeles County, California for collection of any amounts owed under Section 4.04(iv).

4.05 Tax Withholding. The Company Tax Rep shall be, and hereby is, authorized to cause the Company to pay, on behalf of or with respect to any Member or any transferee of Units that is not a Member, any amounts to a federal, foreign, state or local taxing authority as may be necessary for the Company to comply with tax withholding provisions of the Code, the Delaware General Statutes, or other income tax or revenue laws of any applicable taxing authority, whether because the Member or transferee is considered a nonresident for any such taxing authority not to be a "United States person" for federal income tax purposes or for any other reason. Any such amount paid by the Company shall be treated as a distribution by the Company to such Member or transferee and shall be offset against any distributions otherwise due to the Member or transferee. In addition, if the amount of any such tax withholding or payment exceeds the amount of unpaid distributions otherwise owing to such Member or transferee with respect to the year or other period for which such tax payment was made, the Company shall, in the sole discretion of the Company Tax Rep, either (i) treat such excess amount as an offset against any future distributions to be made to such Member or transferee, or (ii) require the Member or transferee on whose behalf such payments were made to reimburse the Company for such excess amount.

4.06 <u>Limitation on Distribution</u>. Notwithstanding Section 4.02 hereof, no distribution shall be declared and paid if payment of such distribution would cause the Company to violate any limitation on distributions provided in the Act, in any other applicable law, or pursuant to any contractual obligations of the Company with lenders or other Persons.

4.07 <u>Books of Account; Member Inspection Rights</u>. The Manager shall maintain, or otherwise cause the Company to maintain, books, records and accounts of all operations and expenditures of the Company, and shall determine all items of income, expense, Net Income, and Net Loss in accordance with the method of accounting selected by the Manager, consistently applied. All of the records and books of account of the Company, in whatever form maintained, shall at all times be maintained at the principal office of the Company or another location designated by the Manager and shall be open to the inspection and examination of the Members or their representatives during reasonable business hours. Such right of inspection and examination may be exercised through any agent or employee of a Member designated by it or by an attorney or independent certified public accountant designated by such Member. Such Member shall bear all expenses incurred in any examination made on behalf of such Member.

4.08 <u>Reporting Requirements</u>.

(a) <u>Annual Reports</u>. Within one hundred twenty (120) days after the end of each Fiscal Year or as soon thereafter as is reasonably practicable, the Manager shall cause to be prepared annual financial statements of the Company and shall provide a copy of such statements to each Member. Except as otherwise approved by a Majority in Interest of the Members for any particular year, the annual financial statements will be audited. In addition to the annual financial statements, such other reports sent to each Member may include information as to the activity in such Member's Capital Account for the year but need not contain any separate information as to the activity in any other Member's Capital Account.

(b) <u>Quarterly Reports</u>. Within seventy-five (75) days after the end of each fiscal quarter, the Manager shall cause to be prepared and transmitted to each Member a status report on the activities of the Company, including information regarding sales of Investments Properties made by the Company, expenses incurred by the Company and statements of the Preferred Return and Secondary Return of such Member, the Unreturned Capital Contributions of such Member and distributions made to the Members.

(c) <u>Tax Return Information</u>. As soon as reasonably practicable after the end of each Fiscal Year of the Company, the Manager shall cause to be prepared and furnished to each Person recognized under this Agreement as a holder Units during such year an annual statement (including a copy of Schedule K-1 to Internal Revenue Service Form 1065) indicating such holder's share of the Company's income, loss, gain, expense, and any other items in reasonably sufficient detail to enable the holder to prepare its federal income tax return and other applicable tax filings for such period. The Manager shall use commercially reasonable efforts to issue such annual statement (including a copy of Schedule K-1 to Internal Revenue Service Form 1065) no later than 90 days after the end of each Fiscal Year of the Company.

(d) ERISA Reports. To the extent required by ERISA, the Manager shall prepare and file, or cause the accountants of the Company to prepare and file, an information report in compliance with Department of Labor regulations section 2520.103-12.

ARTICLE V
MANAGER

5.01 Manager.

(a) The business and affairs of the Company shall be managed by its Manager, and not by the Members in their roles as members. In addition to the powers and authorities expressly conferred by this Agreement upon the Manager, the Manager has full and complete authority, power, and discretion to manage and control the business of the Company, to make all decisions regarding those matters, and to perform any and all other acts or activities customary to or incident to the Manager of the Company's business, except only as to those acts and things as to which approval by the Members is expressly required by the Articles of Organization, this Agreement, the Act, or other applicable law. At any time when there is more than one Manager, the act of the Manager shall be determined upon the affirmative vote of a majority of the Managers, unless the approval of a greater number of the Managers is otherwise required pursuant to this Agreement or the Act.

(b) Notwithstanding the authority, power and discretion granted to the Manager under Section 5.01(a) above to manage and control the business of the Company, the consent of a Majority in Interest of the Members must be obtained for the following actions:

(i) except as otherwise specifically provided elsewhere herein, to amend this Agreement (in accordance with Section 10.01 below) or the Articles of Organization;

(ii) to merge, consolidate or convert the Company with or into another Entity; provided, however, that approval shall also be required of such a transaction from each other Member, if any, that will have personal liability for obligations of the surviving Entity after the merger, consolidation, or conversion that is greater than the liability to which the Member was subject prior to such merger, consolidation, or conversion (this clause (ii) is specifically intended to override the default voting requirements set forth in Article 9 of the Act for the Members' approval of a merger, consolidation, or conversion of the Company with or into another Entity);

(iii) to cause or approve the Company or any Subsidiary or other Affiliate thereof owning an Investment Property to (A) register for an initial public offering or listing of securities; (B) convert into, or elect status as, an entity taxable for federal income tax purposes as a corporation or a real estate investment trust (as defined in Code section 856(a)); or (C) exchange or transfer any Investment Property, or equity interests of any Subsidiary or Affiliate of the Company owning an Investment Property, for any equity interests of another Entity that will not be Controlled, directly or indirectly, by the Company immediately after such exchange or transfer;

(iv) to cause or permit the Company or any Subsidiary or other

Affiliate Entity of the Company to borrow funds, incur any indebtedness or increase the amount of any indebtedness, except that no such consent will be required to borrow funds or incur indebtedness (A) in connection with the acquisition of any Investment Property or other parcel of real property, (B) to refinance or replace any indebtedness having a principal amount not in excess of the principal amount of the indebtedness being refinanced or replaced, or (C) in connection with the payment or funding of any operational costs of the Company (including the Company Expenses) in an amount not to exceed $10,000 in any one instance other than for amounts of costs included in an operating budget otherwise approved by a Majority in Interest of the Members;

(v) to cause or authorize the Company to grant or give, or cause or permit any Subsidiary to grant or give, any guarantee or indemnity to secure the liabilities or obligations of any Person;

(vi) to extend the term of Company pursuant to Section 2.07(b) of this Agreement;

(vii) to admit any new Person or Persons as a Member of the Company (except as otherwise contemplated by Article III or Article VIII hereof); and

(viii) to approve any voluntary dissolution of the Company, pursuant to Section 9.01(b).

(c) Notwithstanding the authority, power and discretion granted to the Manager under Section 5.01(a) above to manage and control the business of the Company, the consent of a Majority in Interest of the Members must be obtained for the following actions:

(i) to take any action that differs materially from the business plan provided to the Members with that certain Private Placement Memorandum dated January __ 2023;

(ii) to make any modifications or amendments to this Agreement that materially and adversely impact the rights granted to the Members (including economic rights) relative to the rights of all Members; and

(iii) to admit any new Person or Persons as a Member of the Company or issue additional Units to any Person (in each case except as otherwise contemplated by Article III or Article VIII hereof).

(d) Any instrument regarding a matter approved by the Manager and/or Members, as appropriate, in accordance with Section 2.06 or this Section 5.01 may be executed and delivered on behalf of the Company by any Manager, including any deed, deed of trust, note or other evidence of indebtedness, lease agreement, security agreement, financing statement, contract of sale, or other instrument purporting to convey or encumber, in whole or in part, any or all of the assets of the Company, at any time held in its name, or any receipt or compromise or settlement agreement with respect to the accounts receivable and claims of the Company; no other signature shall be required for any such instrument to be valid, binding, and enforceable against the Company in accordance with its terms. All Persons may rely thereon and shall be exonerated from any and all liability if they deal with a Manager on the basis of documents approved and executed on behalf of the Company by a Manager. Any Person dealing with the Company, its Manager(s), or its Members may rely upon a certificate signed by a Manager as to: (i) the identity of the Members or Managers; (ii) acts by the Members or Manager; (iii) any act or failure to act by the Company; or (iv) any other matter whatsoever involving the Company or any Member.

(e) The Manager may, but is not required to, contract with or delegate to one or more other Persons (which may but need not be a Member or Manager, or an Affiliate thereof), with such titles or positions as the Manager may determine, any powers or authority granted to the Manager pursuant to this Agreement or pursuant to the Act to decide or perform any of the Manager's Manager, oversight or operational activities or functions; provided, however, that the delegation of authority by the Manager pursuant to this paragraph shall not relieve the Manager from the duties and responsibilities set forth in the Act or in this Agreement.

(f) Any action taken by the Manager may be evidenced by a written consent, signed and executed by the number of Managers whose affirmative vote is required for such action by the Company to be effective under Section 5.01(a). A Manager's consent hereunder may be in electronic form and may be delivered by electronic mail or other electronic means. Any reasonable manifestation of a Manager's assent shall be considered such Manager's "signature" for this purpose.

(g) Subject to any limitations expressly set forth in this Agreement, the Manager may, but is not required to, cause the Company to contract with any member(s) of the Sponsor Group or any Affiliate of such member(s) for the provision of property or services; provided, however, that any payments made by the Company pursuant to any such contract shall not exceed the prevailing market rates for such property or services, as determined in the reasonable discretion of the Manager.

(h) Notwithstanding any provision to the contrary in this Agreement, the provisions and terms in this Agreement with respect to the Manager and governance of the Company may be revised, in the sole discretion of and upon the written consent of a Majority in Interest of the Members, so as to assign or delegate any to all of the rights and duties of the Manager and/or the Members under this Agreement regarding decision-making and governance for the Company to a board or representatives or directors or similar body of or on behalf of the Company. Such revisions may be reflected in an amendment to this Agreement, resolution or consent of the Members, or other documentation as may be determined and approved by a Majority in Interest of the Members, which will not require the consent or approval of any other Members or Person other than a Majority in Interest of the Members.

5.02 Number and Selection. As of the Effective Date, the Company has one (1) Manager; provided, however, that the Members, upon the determination of a Majority in Interest of the Class B Members, may from time to time increase or decrease the number of Managers, but the total number of Managers shall never be reduced below one. As of the Effective Date, the sole manager of the Company is the Manager. A Manager shall serve as Manager until his, her, or its death (if a human being), dissolution and liquidation (if an Entity), resignation, or removal as provided herein or in the Act. A Manager may, but need not be, a resident of the State of Delaware or a Member of the Company. Upon a Manager's death, dissolution and liquidation, resignation or removal, a successor Manager shall be elected upon the determination of a Majority in Interest of the Class A Members and a Majority in Interest of the Class B Members, and the successor Manager shall thereupon proceed to serve as the Manager. The name, address, and consent of each initial Manager and any additional or successor Manager to serve in such capacity shall be evidenced in the form of Exhibit A attached hereto and made a part hereof.

5.03 Removal. The Members shall be responsible for the oversight and supervision of the Manager on behalf of the Company. Any Person holding the position of Manager may be removed from such position (i) with or without cause upon the determination of a Majority in Interest of the Class B Members or (ii) with cause upon the determination of a Majority in Interest of the Class A Members. A Manager removed under this Section 5.03 shall thus cease to serve as Manager, and another Person elected as Manager shall proceed to serve as Manager in the place of the removed or replaced Manager as provided in Section 5.02. Any such removal shall be effective as determined by the Members agreeing to remove the Manager. For purposes of this Section 5.03, "*cause*" means an adjudication, plea of guilty or plea of nolo contendere, by or before a court of competent jurisdiction, that a Manager or, in the case of a Manager that is an Entity, the Person in Control of such Manager: (i) has been guilty of fraud or willful misconduct with respect to Company business; or (ii) has committed a felony involving moral turpitude that materially and adversely affects the business or reputation of the Company.

5.04 Resignation. Any Manager of the Company may resign at any time by giving written notice to each Member. The resignation of any Manager shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. The resignation of a Manager who is also a Member shall not affect the resigning Manager's rights as a Member under this Agreement.

5.05 Procedure upon Change of Manager. Upon any change in the identity of any Manager of the Company, the remaining or successor Manager(s) shall promptly, and within such period or periods as may be required under applicable law, (i) notify each Member; (ii) obtain all necessary signatures; (iii) amend Exhibit A attached hereto to confirm any new Manager's agreement to serve in such position, which amendment may be made by the Manager without obtaining the consent or approval of Members as otherwise required under Sections 5.01(b) or 5.01(c), as long as the selection of such new Manager has been approved as provided under this Agreement; and (iv) as necessary, file an amendment to the Company's annual report with the Secretary of State and any other documents as may be appropriate to reflect any former Manager's ceasing to be a Manager or other principal company official of the Company, any new Manager's becoming a Manager or other principal company official of the Company, and any other information that may be required in connection with such change in Managers.

5.06 Inspection of Books and Records. Any Manager has the right to examine all books and records of the Company for a purpose reasonably related to such Person's position as a Manager.

5.07 Expenses.

(a) The Company shall be responsible for the expenses of its organization and offering of Interests, including government charges and professional fees and expenses incurred in connection with the preparation of this Agreement, other contract documents and the private placement document to be furnished by the Manager to prospective investors in the Company, legal and accounting fees, printing costs, travel and out-of-pocket expenses related to the organization and offering of Interests.

        (b) The Company shall be responsible for all out-of-pocket Company Expenses incurred by it or by the Manager on its behalf (including, for the avoidance of doubt, any Company Expenses payable to any member(s) of the Sponsor Group or any Affiliate of such member(s) pursuant to a contract described in Section 5.01(g)). As used herein, "Company Expenses" mean:

        (i) all fees, costs, and expenses necessary to register or qualify the Company under any applicable United States federal, state or foreign laws, to list or register the Company's securities for any public offering or listing of securities, to file for any exemptions from registration of the Company's securities under any federal, state or foreign laws, to maintain such registrations or qualifications, or to obtain or maintain exemptions under such laws;

        (ii) all expenses, charges or fees incurred or payable in connection with the identification, evaluation, acquisition, ownership, sale or proposed sale of Investment Properties or other real property, whether or not consummated, including introductory investment or placement services, brokerage fees, real property maintenance fees (including those described in clause (iii) below), due diligence expenses, all taxes or governmental charges, bank charges, transfer fees, registration fees, interest, commitment fees, custody fees, leasing and servicing fees, advisory fees, property Manager fees, and lawyers', accountants', agents', engineers', appraisers', consultants', experts', and other professional fees and costs;

        (iii) all expenses that are directly attributable to the operation of the Investment Properties, including, without limitation: (A) operating expenses; (B) salary and wages of Persons working directly with the Investment Property, including maintenance personnel Manager compensation (i.e., managers of the physical location(s)); (C) costs of correcting violations; (D) service agreements; (E) collecting delinquent rents; (F) call center costs; (G) capital expenditures; (H) printed checks; (I) utilities; (J) advertising, including press releases; (K) printed forms and supplies; (L) bank and credit card fees; (M) hiring, relocation, and termination costs of employees; (N) debt service; (O) insurance (including insurance coverage provided by any member of the Sponsor Group or any Affiliate of such member); (P) general accounting and reporting services; (Q) office supplies; (R) cost of electronic data processing equipment; (S) travel, including travel expenses incurred by maintenance personnel, personnel of any Affiliate of a member of the Sponsor Group and including commercial and/or general aviation or other forms of transportation (including vehicles or aircrafts owned by any member of the Sponsor Group or any Affiliate of any such member of the Sponsor Group, billed at or below the prevailing market rate charged to third parties for similar modes of travel); (T) license fees, dues and subscriptions; (U) office supplies and general office expenses; (V) landscaping; (W) repairs (including labor costs); (X) maintenance (including labor costs); (Y) turnover expenses; (Z) extermination; (AA) capital expenditures and improvements, including office build-outs, camera installations, and other technology installations and implementations; (BB) administrative costs; (CC) property Manager software; (DD) accounting software; (EE) mileage reimbursement; (FF) turnover costs; (GG) overlocking rental units; (HH) cleaning and trash costs; (II) hauling and dumping; (JJ) evictions; (KK) technology and software, including technologies and software provided by Affiliates of the Company; (LL) the costs of any Expansion (including labor costs and other costs related to General Conditions); and (MM) any other miscellaneous direct costs of the operation of the property performed by personnel of the Manager, or an Affiliate thereof, other than Manager Expenses as defined in Section 5.07(d);

(iv) all expenses incurred by the Company related to the identification and admission of any Member or acceptance of any subscriptions therefrom, including but not limited to any brokerage fee, placement fee, finder's fee or similar fee or charge;

(v) all expenses incurred in the collection of amounts due to the Company from any Person;

(vi) all accounting and other costs of preparing and maintaining records and books of account in relation to the business of the Company;

(vii) the remuneration and expenses of the Company's independent accountants and appraisers, and all other costs incurred in connection with the preparation of the financial statements, audits, appraisals, valuations, tax returns and other statements and reports referred to in Section 4.08;

(viii) all costs and expenses of, or incidental to, the preparation of amendments to this Agreement as set forth herein;

(ix) all costs and expenses of, or incidental to, the preparation and dispatch to Members of all checks or distributions, reports, circulars, forms and notices, and any other documents that, in the opinion of the Manager, are necessary or desirable in connection with the business and administration of the Company, including (A) costs and expenses associated with holding meetings of the Members from time to time, if any, (B) third-party fees associated with money transfers, whether by wire, ACH or other electronic funds transfer methods, and (C) any costs of investor-relations personnel;

(x) all costs and expenses incurred as a result of dissolution, winding up and termination of the Company and the distribution of and/or realization of proceeds from the Investment Property and other Company assets pursuant thereto;

(xi) any costs and expenses of any litigation involving the Company and the amount of any judgment or settlement paid in connection therewith;

(xii) all costs and expenses for indemnity or contribution payable by the Company to any Person, whether payable under Article VII hereof or otherwise and whether payable in connection with any litigation involving the Company or otherwise;

(xiii) all Manager Fees or Asset Management Fee payable pursuant to Section 5.08 or Section 5.09;

(xiv) any withholding or other taxes, together with any interest and penalties, to the extent such amounts are paid by the Company, or the Manager on behalf of the Company or any holder of Units, and are not reimbursed by or collected from any holder of Units;

(xv) all expenses associated with the organization, funding and creation of the Manager and Sponsor Member;

(xvi) all costs and expenses associated with hiring a director of investor relations or similar position;

(xvii) all costs and expenses related to performing due diligence with respect to potential investors in the Company or potential Capital Contributions to the Company, including but not limited to (A) expenses for "know your client" (KYC) and "anti-money laundering" (AML) services and any other similar professional services and (B) insurance premiums or other insurance expenses related to such due diligence or professional services;

(xviii) costs and expenses of any data or market data programs, including, without limitation, data and market data programs provided by each of CoStar Realty Information Inc., Union Realtime LLC, Storable, and their Affiliates (collectively, "Performance Software");

(xix) any other reasonable costs and expenses in connection with the administration of the Company or otherwise that may be authorized by this Agreement.

(c) At any time, the Manager or any Affiliate of a Manager may advance or pay any Company Expenses on behalf of the Company, and in connection with such payments a Manager and/or its Affiliates, as applicable, shall be promptly reimbursed by the Company.

(d) Except as otherwise set forth in Section 5.07(b), the compensation of the employees and all other overhead expenses of any Manager relating to the performance of its duties as the Manager, on behalf of the Company, shall be borne by the Manager (the "Manager Expenses"). The Company shall not be responsible for the payment or reimbursement of the Manager Expenses, and such expenses shall be borne by the Manager in exchange for the receipt of the Manager Fees set forth in Section 5.08. Notwithstanding anything in this Section 5.07(d) to the contrary, any payment to an Affiliate of a Manager as a result of brokerage fees, finder's fees or similar fees and expenses incurred by the Company in connection with (i) the acquisition, management or sale of the Investment Property, or (ii) the raising of capital funds from Members and other potential investors (each as contemplated by Section 5.07(b)) shall be deemed a Company Expense, and such obligations shall be borne fully by the Company.

(e) Expenses related to Performance Software shall be capped at one percent (1%) of the capital contributions committed to the Company by the Members on an annualized basis.

5.08 Compensation.

(a) The Manager or one or more Affiliates of a Manager shall be entitled to receive from the Company compensation in the form of fees as set forth below (the "Manager Fees"):

(i) Reimbursements. The Manager shall be reimbursed by the Company for all expenses, fees, or costs incurred on behalf of the Company, including, without limitation, organizational expenses, legal fees, filing fees, accounting fees, out of pocket costs of reporting to any governmental agencies, insurance premiums, travel, costs of evaluating investments and other costs and expenses, including real estate acquisition costs.

(ii)   Asset Management Fee. The Company shall pay to the Manager an annual management fee equal to three percent (3%) of the original cost basis (for federal tax purposes) of all assets under management payable quarterly (the "Asset Management Fee"). For purposes of calculating the Management

Fee, assets under management shall be measured as of the last Business Day of each calendar quarter, and the Management Fee for that quarter shall be paid on the first Business Day of the subsequent quarter. Except as otherwise determined by the Manager in its sole discretion, the Company will pay the Asset Management fees (the "Asset Management Fee") to the Manager in consideration of its obligations under this Agreement, calculated and payable in accordance with the provisions of Section 5.08. The Asset Management Fee, if any, (i) will accrue beginning on the Initial Closing Date and through the end of the Investment Period and (ii) will be paid in quarterly installments. The first payment of the Asset Management Fee will be made on the first business day of the quarter immediately following the first acquisition of property, and thereafter on the first business day of each quarter (in each case, in the amount of Asset Management Fee accruing in the preceding quarter. With respect to any payment of Asset Management Fee for a partial quarter, the amount of such Asset Management Fee shall be prorated for such quarter based on the ratio that the total number days in such period for which the Asset Management Fee is payable bears to 90. The Net Capital shall be reconciled annually as of December 31 of each based upon the Company's federal income tax return.

(iii)   Real Estate Transaction Fee. The Manager or an affiliate shall be entitled to the following real estate transaction fees: three percent (3)% Listing Fee for listing a property for sale; a commission equal to two to four percent (2 to%) of the purchase price of property purchased by the Company; all of the foregoing fees shall be reduced dollar for dollar by any such fees received by any affiliate of the Company as a licensed real estate agent.

(iv)   Finance and/or Refinance Fee. The Manager shall be entitled to a fee in connection with the refinancing of any Real Estate owned by the Company equal to two percent (2%) of the gross amount of the financing/refinance proceeds, payable at closing of the financing/refinancing.

(v)   Closing Fee. The Manager or an affiliate shall be entitled to a fee equal to two percent (2) of the Closing Costs for any real estate acquisition.

(vi)   Real Estate Escrow Fee. The Manager or an affiliate shall be entitled to a fee equal to between one and three percent (1 to 3%) of the gross amount placed in escrow for any real estate acquisition.

5.10.7 Property Management Fee. The Company plans to engage an affiliate of the Sponsor as property manager; therefore, the Manager shall not be entitled to a property management fee.

(a) The Manager Fees shall be paid to the Manager or Affiliate thereof in exchange for managing or services to the Company and its Investment Property. No Manager shall be prevented from receiving any Manager Fees by reason of the fact that such Manager, or any Affiliate thereof, also holds Units or is a Member of the Company.

ARTICLE VI

ACTIONS OF THE MEMBERS

6.01 <u>Meetings and Actions of Members</u>. There shall be no required meetings of the Members, whether annually or otherwise. Except to the extent otherwise provided for in this Agreement, any actions taken by the Members, including the removal of a Manager and the election of a successor Manager, shall be in accordance with the affirmative vote or written consent of the Members holding the requisite percentage of Units necessary to take such action. Unless action by Members holding a different percentage of Units is specifically required in this Agreement or in the Act, all actions taken by the Members shall be in accordance with the decision of Members constituting a Majority in Interest of the Units. Any decision or action to be approved or taken for or with respect to the Company, and not otherwise specifically addressed by this Agreement, shall be made or determined by the decision or determination of Members constituting a Majority in Interest of the Units. A Member's consent hereunder may be provided in electronic form and may be delivered by electronic mail or other electronic means. Any reasonable manifestation of a Member's assent shall be considered such Member's "written consent" for this purpose. The voting requirements for action by the Members set forth in this Section 6.01, Section 5.01(b), Section 5.01(c), and other Sections of this Agreement are intended to override, to the greatest extent permitted under applicable law, the default provisions regarding voting and approval by the Members contained in the Act.

ARTICLE VII
LIMITATION OF LIABILITY AND INDEMNIFICATION
OF MANAGERS AND MEMBERS

7.01 <u>Limitation of Liability</u>. No Indemnified Person shall be liable for the debts, obligations, and liabilities of the Company beyond, in the case of the Member, the Capital Contributions the Member has made or agreed to make in writing as required under Section 3.01 or otherwise under this Agreement. No Indemnified Person of the Company shall be liable to the Company or its Members for monetary damages for an act or omission in such Indemnified Person's capacity, except as provided in the Act in the case of (i) a Manager for any liability or damages therefore arising by reason of the failure of the Manager to comply with the duties and standards of conduct set forth in the Act, as modified or eliminated by this Agreement, or as otherwise imposed by the Act or other applicable law; or (ii) a Manager, or a Member in the circumstances provided in section in the Act, for distributions in violation of the Act or this Agreement. If the Act is amended to authorize action further eliminating or limiting the liability of the Indemnified Persons, then the liability of the Indemnified Persons will be eliminated or limited to the fullest extent permitted by the Act as so amended. Any repeal or modification of this Section shall not adversely affect the right or protection of an Indemnified Person existing at the time of such repeal or modification.

7.02 <u>Reimbursements; Indemnification</u>. As long as incurred in a manner that conforms with the provisions of this Agreement and the Act and except as otherwise provided in this Agreement, which exception shall apply to and include the costs and expenses to be borne by the Manager under Section 5.07(d) that are not reimbursable by the Company, each Manager and Member shall be reimbursed by the Company for his, her, or its reasonable costs and expenses incurred or advanced in good faith in the ordinary course, and on behalf, of the Company's business or for the formation and organization of the Company (including, but not limited to, reasonable legal, accounting, filing, and other fees), even if incurred prior to the date of formation of the Company or execution of this Agreement; <u>provided</u>, <u>however</u>, that no Member or other holder of Units shall be reimbursed or indemnified by the Company for any federal, state or local income, estate, gift or other taxes imposed on the holder or its ultimate owners by reason of (i) such holder's having, selling or otherwise transferring any Units or Interest in the Company or (ii) allocation of income or gain from the Company or the Company's being treated as a flow-through entity, and not a separate taxable entity, for purposes of income tax laws. The Company shall indemnify the Indemnified Persons to the fullest extent permitted or required by the Act, as amended from time to time. The Company may advance expenses to be incurred by an Indemnified Person upon application therefor and the receipt by the Company of an agreement by such Indemnified Person to repay the Company for such advances, if such Indemnified Person receiving such advances is found by a court of competent jurisdiction, upon entry of a final judgment, to have violated any of the exceptions to limitation of liability contained in Section 7.01 or in the Act, which shall be deemed to preclude indemnification. The Company may also indemnify its employees and other representatives or agents up to the fullest extent permitted under the Act or other applicable law. Any promissory note executed by or in connection with a request for indemnification shall be deemed paid and satisfied in full if it shall ultimately be determined that such Person is entitled to be indemnified by the Company against such expenses. Notwithstanding the foregoing, except as otherwise specifically approved by a Majority in Interest of the Members, the indemnity provided in this Section shall be operative only (i) in the context of third-party suits or claims, and not in connection with demands, claims, suits, actions or proceedings either (A) initiated by any Member or any Affiliate thereof against another Member or any Affiliate, or (B) between the Company and a Member or Manager, and (ii) with respect to courses of action or inaction of the party seeking indemnification that did <u>not</u> constitute gross negligence, fraud, willful misconduct, malfeasance, or material breach of any representation, warranty, covenant or agreement set forth in this Agreement.

7.03 <u>Other Rights</u>. The indemnification provided by this Agreement shall: (i) be deemed exclusive of any other rights to which a Person seeking indemnification may be entitled under any statute, agreement, vote of the Members, or otherwise, both as to action in official capacities and as to action in another capacity while holding such office; (ii) continue as to a Person who ceases to be an Indemnified Person; (iii) inure to the benefit of the estate, heirs, executors, administrators, or other successors of an Indemnified Person; and (iv) not be deemed to create any rights for the benefit of any other Person.

7.04 <u>Fiduciary Duties and Obligations; Conflicts of Interest</u>.

(a) Except to the extent required by the Act, no Member (including the Sponsor Member in performance of any of its duties as a Member under this Agreement) or the Manager has fiduciary duties of loyalty or otherwise with respect to the Company; <u>provided</u>, <u>however</u>, that Sponsor Member shall perform its duties as a Member under this Agreement in good faith and with fair dealing.

(b) Each Member recognizes and understands that members of the Sponsor Group (or their Affiliates) (i) make investments on behalf of, manage, and have continuing obligations to the prior investment funds and may have obligations with respect to similar entities formed after the Effective Date, each of which has made or may make investments along lines substantially similar to those to be made by the Company and may compete with the Company, and (ii) may acquire real property otherwise suitable for the Company on behalf of themselves (to the extent necessary or desirable for such Person(s) to complete a like-kind exchange under Section 1031 of the Code) or the entities described in clause (i) of this Section 7.04(b). Each Member hereby consents and agrees to the activities described in this Section 7.04(b) and further consents and agrees that neither the Company nor any of its Members will have pursuant to this Agreement, any rights in or to such activities, or any profits derived therefrom.

(c) Each Member recognizes and understands that any sale or other disposition approved pursuant to Section 5.01(b)(iii) may be to an Affiliate of one or more members of the Sponsor Group (or another Entity in which members of the Sponsor Group or their Affiliates are owners). Each Member hereby consents and agrees to any such sale or other disposition, provided that such sale or other disposition is made at the current fair market value of the Investment Property or other parcel of real property, as determined by the Manager in its reasonable discretion.

ARTICLE VIII
TRANSFERABILITY OF INTEREST OR UNITS

8.01 Transferability of Interest or Units.

(a) The term "transfer" when used in this Agreement with respect to an Interest or Unit includes a sale, assignment, gift, exchange, or other disposition. A Member shall not at any time transfer any of his, her, or its Interest, any Units except in accordance with the conditions and limitations set out in this Article VIII. Any transferee of Units by any means shall have only the rights, powers, and privileges set out in Section 8.03 or otherwise provided by law and shall not become a Member of the Company except as provided in this Article VIII.

(b) Unless the Manager otherwise determines in its sole discretion, any Member (other than members of the Sponsor Group) that desires to transfer its Interest (the "Transferor") shall be liable for all fees and expenses (including attorneys' fees and expenses, which are currently estimated at $500 but subject to increase depending on the circumstances of the transfer) of the Company relating to such transfer, whether or not ultimately consummated.

8.02 Restrictions on Transfers of Units.

(a) A transfer of all or any part of Class A Units, other than a Related Transfer (as defined in Section 8.02(b)), may take place only upon (i) the approval thereof by the Manager, which approval may be withheld or granted (including subject to any terms or conditions they may impose), all in the sole discretion of the Manager, and (ii) satisfaction of the requirements of Section 8.03 below.

(b) If the proposed transfer of Units is to an Affiliate or Relative of the transferor and no consideration in cash or other property will be paid or provided in exchange for the transfer of such Units (a "Related Transfer"), the proposed Related Transfer may take place upon satisfaction of the requirements of Section 8.03 below. In any circumstance other than a Related Transfer or a transfer approved pursuant to Section 8.02(a) above, the remaining provisions of this Section 8.02 shall apply to the proposed transfer. Notwithstanding the foregoing, no transfer to (i) an Individual Retirement Account, (ii) any transferee subject to ERISA, or (iii) any other transferee that is managed by a custodian will be a "Related Transfer" for purposes of this Agreement.

(c) For purposes of this Section, "Relative" means, with respect to any natural Person (the "Base Person"):

(i) any parent of such Base Person, any descendant of any parent of such Base Person, and any spouse of any descendant of any parent of such Base Person, applied in each case by treating adopted children as descendants for all purposes;

(ii) any trust created solely for the benefit of the Base Person or any Persons described in clause (i) above; and

(iii) any executor or administrator or trustee for the Base Person or any of the Persons described in clauses (i) or (ii) above.

(d) Any attempted transfer of Units that does not comply with the provisions of this Section 8.02 shall be void ab initio and shall not be recognized by the Company for any purpose.

8.03 <u>Rights of Transferees; Admission of Transferees</u>.

(a) Unless and until admitted as a Member of the Company in accordance with this Section 8.03, a transferee of Class A Units (other than a transferee that is already a Member) shall not be entitled to any rights, powers, or privileges of a Member, except that the transferee shall be treated as an economic interest owner (within the meaning of the Act) and entitled only to receive the distributions and allocations of income, gains, expenses, and losses to which the transferor would be entitled but for the transfer of his, her, or its Units, subject to all terms and conditions of this Agreement.

(b) A transferee of Class Units (other than a transferee that is already a Member) may be admitted as a Member of the Company only upon obtaining and providing to the Manager (in the Manager's role on behalf of the Company) (i) the written consent of the Manager, which consent may be granted or denied in its sole and absolute discretion, (ii) the transferee's agreement in writing, in a form reasonably acceptable to the Manager, to be bound by all of the terms and conditions of this Agreement, and (iii) the transferee's name, address, taxpayer identification number, and any other information about the transferee required for the Company's tax or other filings that the Manager may reasonably request; and (iv) an opinion of counsel, reasonably satisfactory in form, substance and identity of counsel to Manager, stating, except to the extent waived by the Manager, that (A) neither the offering nor the proposed sale of the Units will violate any federal or applicable state securities law, (B) if the Company is classified as a partnership for purposes of federal income taxation immediately before the proposed transfer of Units, neither such offering nor the proposed sale will adversely affect the Company's treatment as a partnership for federal income tax purposes, (C) the transfer will not cause all or any portion of the assets of the Company to constitute "plan assets" under ERISA, the Plan Asset Regulations or the Code, and (D) the proposed transferee is not a nonresident alien, a Person other than a "United States person" (as defined in section 7701(a)(30) of the Code), or a Person with respect to which the Company would have withholding obligations under Chapter 3 of the Code (sections 1441 through 1464 thereof).

(c) A transferee of Units (other than a transferee that is already a Member) may be admitted as a Member of the Company as provided in Section 8.01.

(d) A transfer of all or any part of Class B Units, other than a Related Transfer (as defined in Section 8.02(b)), may take place only upon (i) the approval thereof by the Manager, which approval may be withheld or granted (including subject to any terms or conditions they may impose), all in the sole discretion of the Manager, and (ii) satisfaction of the requirements of Section 8.03 (b).

8.04 Issuance of New Units. Subject to the limitations set forth in Section 5.01(c), in addition to the Units and Capital Contributions specifically set forth in this Agreement, the Company may issue additional Units or Interests to one or more other Persons in exchange for additional Capital Contributions to the Company. Such additional Units or Interests may be issued in exchange for such amount of Capital Contributions per Unit, and under such other terms and conditions, as may be determined and approved by a Majority in Interest of the Class A Members and a Majority in Interest of the Class B Members. Upon the issuance of additional Units in accordance with this Section 8.04, any Person to which such Units were issued shall become a Member of the Company upon (i) the acceptance of all of the terms and conditions of this Agreement, (ii) the making of or agreement to make the capital contributions as may be required in exchange for such Units, and (iii) the satisfaction of any other terms and conditions, all as may be determined by or acceptable to a Majority in Interest of the Members and a Majority in Interest of the Members. Upon the Company's issuance of additional Units in accordance with this Section 8.04, Exhibit C of this Agreement shall be amended by the Manager (without requiring the approval of any Members) to reflect the names, addresses, type or class of Units and number of Units of all holders of Units after taking into account the additional issuance of Units.

ARTICLE IX
DISSOLUTION AND TERMINATION

9.01 Dissolution Events. The Company shall be dissolved by the first to occur of the following events (each a "Dissolution Event"):

(a) the earlier to occur of (i) the expiration of the Term Date , and (ii) if the Company's Articles of Organization are amended hereafter to provide for a definite period of duration for the Company's existence, upon the close of business on the last day of such period;

(b) the written consent of a Majority in Interest of the Class A Members and a Majority in Interest of the Class B Members to dissolve the Company;

(c) the happening of any event of withdrawal (as defined in the Act) with respect to a Member if the Company no longer has any other Member(s); provided, however, that the Company shall not be dissolved upon the withdrawal of its last Member if, within ninety (90) days of the event of withdrawal of its last Member, the assignee or the fiduciary of such Member agrees in writing that the business of the Company may be continued until the admission of the assignee or fiduciary of the estate or its designee to the Company as a Member, effective as of the occurrence of the event of withdrawal that causes the withdrawal of the last Member; or

(d) the entry of a decree of judicial dissolution under the Act.

Notwithstanding any provision of the Act, the Company shall not dissolve prior to the occurrence of a Dissolution Event as set forth above. Upon the dissolution of the Company, the business and affairs of the Company shall be terminated and wound up, and the assets of the

Company shall be liquidated under this Article IX. Dissolution of the Company shall be effective as of the day on which the event occurs giving rise to the dissolution, but the Company shall not terminate until there has been a complete winding up and liquidation of the Company's business and affairs, and the assets of the Company have been distributed as provided in Section 9.03. Upon dissolution of the Company, the Manager may cause any part or all of the assets of the Company to be sold in such manner as the Manager may determine in an effort to obtain the best prices for such assets; provided, however, that the Manager may, in its discretion, distribute assets of the Company in kind to the Members to the extent practicable.

9.02 Articles of Dissolution. Upon the occurrence of a Dissolution Event and the commencement of winding up of the Company, the Manager (or such other Person or Persons as the Act may require or permit) shall file Articles of Dissolution with the Secretary of State as may be required under the Act. In addition, at that time or such other time or times as may be required in connection with the Company's dissolution and winding up, the Manager (or such other Person or Persons as may be responsible for the Company's liquidation) shall cancel any other filings that are required to, or should, be canceled and take such other actions as may be necessary to wind up and liquidate the Company. The Company shall be deemed to continue in existence for all purposes of this Agreement until its liquidation is completed pursuant to this Section 9.02. On completion of the distribution of the Company's assets as provided in this Article IX, the liquidation of the Company shall be completed (and the Company shall not be liquidated prior to such time).

9.03 Liquidation; Obligation to Repay. On dissolution of the Company, the Manager shall act as liquidator unless the Manager selects another liquidator. The liquidator shall proceed diligently to wind up the affairs of the Company and make final distributions as provided herein and in the Act. The costs of liquidation shall be borne as a Company expense. Until final distribution, the liquidator shall continue to operate the Company properties with all of the power and authority of the Manager. The steps to be accomplished by the liquidator are as follows:

(a) as promptly as possible after dissolution and again after final liquidation, the liquidator shall cause a proper accounting to be made of the Company's assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable;

(b) the liquidator shall pay, satisfy or discharge from Company funds all of the debts, liabilities and obligations of the Company (including all expenses incurred in liquidation) or otherwise make adequate provision for payment and discharge thereof (including the establishment of a cash escrow fund for contingent liabilities in such amount and for such term as the liquidator may reasonably determine); and

(c) all remaining assets of the Company shall be distributed to the Members in accordance with Section 4.02.

All distributions in kind to the Members shall be made net of, and subject to, the costs, expenses, and liabilities theretofore incurred or for which the Company has committed prior to the date of termination with respect to such distributions in kind. The distribution of cash and/or property to a Member in accordance with the provisions of this Section 12.2 constitutes a complete return to the Member of its Capital Contributions and a complete distribution to the Member of its Membership Interest and all the Company's property. To the extent that a Member returns funds to the Company, it has no claim against any other Member for those funds.

.

9.04 <u>Reasonable Time for Winding Up</u>. A reasonable time shall be allowed for the orderly winding up of the business and affairs of the Company and the liquidation of its assets pursuant to Section 9.03 in order to minimize any losses otherwise attendant upon such winding up and liquidation.

9.05 <u>Withdrawal</u>. Except as otherwise provided in this Agreement, no Member or other holder of Units shall at any time retire or withdraw from the Company or withdraw any amount out of his, her, or its Capital Account or share of the Company's profits, income, or property. Any Member or other holder of Units that attempts to retire or withdraw in contravention of this Section 9.05 shall indemnify, defend and hold harmless the Company and all other Members (other than a Member who is, at the time of such attempted retirement or withdrawal, in default under this Agreement) from and against any losses, expenses, judgments, fines, settlements, or damages suffered or incurred by the Company or any such other Member arising out of, or resulting from, such attempted retirement or withdrawal.

9.06 <u>No Deficit Restoration Obligation</u>. Notwithstanding anything to the contrary in this Agreement, upon a liquidation within the meaning of Regulations section 1.704- 1(b)(2)(ii)(g), if any Member has a deficit Capital Account balance (after giving effect to all contributions, distributions, allocations, and other Capital Account adjustments for all Fiscal Years, including the Fiscal Year in which the liquidation occurs), such Member has no obligation to make any Capital Contribution to the Company, and the negative balance of such Member's Capital Account shall not be considered a debt owed by such Member to the Company or to any other Person for any purpose whatsoever.

9.07 <u>Return of Capital Contributions Nonrecourse to Other Members</u>. Except as provided by law or as expressly provided in this Agreement, upon dissolution each Member or other holder of Units shall look solely to the assets of the Company for the return of any Capital Contribution with respect to his, her, or its Units. If the Company's property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the Capital Contributions to one or more Members or other holders of Units, such Members or other holders of Units have no recourse against any other Member or Manager except as otherwise provided in Section 7.01.

ARTICLE X
MISCELLANEOUS

10.01 <u>Amendment</u>. Except as otherwise specifically provided in this Agreement, this Agreement may be amended in whole or in part only upon the written consent of a Majority in Interest of the Members; <u>provided</u>, <u>however</u>, that (i) any modifications or amendments that materially increase any Member's obligations under this Agreement beyond the obligations the Member would have without such amendment, or that are not applicable proportionately to all Members, shall not be effective against any adversely affected Member without such Member's written consent; (ii) any modifications or amendments that materially and adversely impact the rights granted to the Members (including economic rights) relative to the rights of all Members will require the approval of a Majority in Interest of the Members; and (iii) any provision requiring the consent of a specified level or group of Members shall not be amended to a lesser voting or consent requirement without the consent of the specified level or group of the Members; and <u>provided</u>, <u>further</u>, that the Members all affirmatively agree that any amendments necessary or appropriate to permit, approve, or provide for any of the actions or transactions described in Section 5.01(b)(iv) shall require the consent or approval of a Majority in Interest of Members.

10.02 <u>Severability</u>. Each provision of this Agreement is intended to be severable. If any term or provision of this Agreement or the application thereof to any Person or circumstance shall be invalid or unenforceable to any extent, the remainder of this Agreement and the application of such provisions to other Persons or circumstances shall not be affected thereby, and the intent of this Agreement shall be enforced to the greatest extent permitted by law.

10.03 Delaware <u>Law</u>. The substantive laws of the State of Delaware shall govern the validity of this Agreement, the construction of its terms and the interpretation of the rights and duties of the parties, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

10.04 <u>Integrated Agreement</u>. This Agreement supersedes any and all prior agreements or dealings between the parties hereto and their agents, employees, or officers with respect to the subject matter hereof (except as contained in any other agreements contemplated herein), and this Agreement constitutes the entire understanding and agreement among the parties hereto with respect to the subject matter hereof, and there are no agreements, understandings, restrictions, representations or warranties among the parties other than those set forth herein or herein provided for.

10.05 <u>Creditors</u>. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Company or of any of its Affiliates, and no creditor that makes a loan to the Company or any of its Affiliates may have or acquire (except pursuant to the terms of a separate agreement executed by the Company in favor of such creditor) at any time, as a result of making the loan, any direct or indirect interest in Company profits, losses, gains, distributions, capital or property other than as a secured creditor or unsecured creditor, as the case may be.

10.06 <u>Gender</u>. Unless the context clearly indicates otherwise, the masculine, feminine and neuter genders shall be deemed to be interchangeable, and the singular shall include the plural and *vice versa*.

10.07 <u>Waiver</u>. No consent or waiver, express or implied, by the Company, any Manager, or any Member to or for any breach or default by the Company, any Manager, or any other Member in the performance by the Company, any Manager or such other Member of his, her, or its obligations under this Agreement shall be deemed or construed to be a consent or waiver to or of any other breach or default in the performance by the Company, any Manager, or such other Member of the same or any other obligations of the Company, the Manager or such other Member under this Agreement. Failure on the part of the Company, any Manager, or any Member to complain of any act or failure to act of the Company, any Manager, or any of the other Members or to declare the Company, any Manager, or any of the other Members in default, regardless of how long such failure continues, shall not constitute a waiver by the Company, a Manager, or such Member of his, her, or its rights hereunder.

10.08 <u>Binding Agreement</u>. Subject to the restrictions on transferability set forth in this Agreement, this Agreement shall inure to the benefit of and be binding upon the Members and their legal representatives, successors, and assigns.

10.09 <u>Captions</u>. Captions are included solely for convenience of reference; if there is any conflict between captions and the text of this Agreement, the text shall control.

10.10 <u>Counterparts; Delivery by Facsimile</u>. This Agreement may be executed in any number of counterparts with the same effect as if all parties hereto had signed the same document. All counterparts are to be construed together and shall constitute one Agreement. This Agreement and any signed agreement or instrument entered into in connection with this Agreement or contemplated hereby, and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com), or other commercially reasonable transmission method shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such agreement or instrument, each other party hereto or thereto agrees to, and must, re-execute original forms thereof and deliver them to all other parties. No party hereto or to any such agreement or instrument may raise the use of a facsimile machine, electronic mail, or other commercially reasonable transmission method to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine, electronic mail, or other commercially reasonable transmission method as a defense to the formation of a contract, and each such party forever waives any such defense.

10.11 <u>Notice</u>.

(a) All notices, demands, requests, or consents provided for or permitted to be given pursuant to this Agreement must be in writing, and electronic communications shall be considered to be in writing for this purpose.

(b) All notices, demands, requests and consents to be sent pursuant to this Agreement to a Manager, a Member, or another Person recognized hereunder as a holder of Units shall be deemed to have been properly given or served if addressed to such Person at the Person's address as it appears on the Company records and (i) personally delivered, (ii) deposited for next day delivery by Federal Express or other similar overnight courier service, (iii) deposited in the United States mail, prepaid, and registered or certified with return receipt requested, (iv) transmitted via facsimile to the attention of such Person with receipt acknowledged, or (v) transmitted via electronic mail or other electronic means to the attention of such Person. If not otherwise specified herein, all notices to be sent to the Company shall be sent in care of any Manager.

(c) All notices, demands, and requests so given shall be deemed received: (i) when actually received, if personally delivered, deposited for next day delivery with an overnight courier, transmitted via electronic mail, facsimile or other electronic means, or (ii) as indicated upon the return receipt if deposited in the United States mail.

(d) Each Manager, Member, and other Person recognized hereunder as a holder of Units has the right from time to time, and at any time during the term of this Agreement, to change their addresses by delivering to the other parties written notice of such change in the manner prescribed in Section 10.11(b).

(e) All distributions to any Member or other Person recognized hereunder as a holder of Units shall be made at the address to which notices are sent unless otherwise specified in writing by any such Member or other holder of Units.

Section 10.12 <u>Dispute Resolution and</u> Mandatory Mediation. The parties agree that any and all disputes, claims or controversies arising out of or relating to this Agreement shall be submitted to JAMS, or its successor, for mediation, and if the matter is not resolved through mediation, then it shall be submitted to JAMS, or its successor, for final and binding arbitration pursuant to the clause set forth in SECTION 10.3 below. Either party may commence mediation by providing to JAMS and the other party a written request for mediation, setting forth the subject of the dispute and the relief requested. The parties will cooperate with JAMS and with one another in selecting a mediator from the JAMS panel of neutrals and in scheduling the mediation proceedings. The parties agree that they will participate in the mediation in good faith and that they will share equally in its costs. All offers, promises, conduct and statements, whether oral or written, made in the course of the mediation by any of the parties, their agents, employees, experts and attorneys, and by the mediator or any JAMS employees, are confidential, privileged and inadmissible for any purpose, including impeachment, in any arbitration or other proceeding involving the parties, provided that evidence that is otherwise admissible or discoverable shall not be rendered inadmissible or non-discoverable as a result of its use in the mediation.

    10.12.1   Either party may initiate arbitration with respect to the matters submitted to mediation by filing a written demand for arbitration at any time following the initial mediation session or at any time following 45 days from the date of filing the written request for mediation, whichever occurs first ("Earliest Initiation Date"). The mediation may continue after the commencement of arbitration if the parties so desire.

    10.12.2   At no time prior to the Earliest Initiation Date shall either side initiate an arbitration or litigation related to this Agreement except to pursue a provisional remedy that is authorized by law or by JAMS Rules or by agreement of the parties. However, this limitation is inapplicable to a party if the other party refuses to comply with the requirements of Paragraph 3 above. All applicable statutes of limitation and defenses based upon the passage of time shall be tolled until 15 days after the Earliest Initiation Date. The parties will take such action, if any, required to effectuate such tolling.

  10.13   **Arbitration**<u>.</u> Any party to this Agreement may, at its sole election, require that the sole and exclusive forum and remedy for resolution of a Claim be final and binding arbitration pursuant to this Section 10.13 (this "**Arbitration Provision**"). The arbitration shall be conducted in Los Angeles County, California. As used in this Arbitration Provision, "**Claim**" shall include any past, present, or future claim, dispute, or controversy involving a Member (or persons claiming through or connected with a Member), on the one hand, and the Company or the Manager, on the other hand, relating to or arising out of this Agreement, any subscription agreement or related documents, any Units, and/or the activities or relationships that involve, lead to, or result from any of the foregoing, including (except to the extent provided otherwise in the last sentence of sub-section (e) below) the validity or enforceability of this Arbitration Provision, any part thereof, or the entire Agreement. Claims are subject to arbitration regardless of whether they arise from contract; tort (intentional or otherwise); a constitution, statute, common law, or principles of equity; or otherwise. Claims include (without limitation) matters arising as initial claims, counter-claims, cross-claims, third-party claims, or otherwise. This Arbitration Provision applies to claims under the U.S. federal securities laws and to all claims that that are related to the Company, including with respect to an Offering, the Company's holdings (including the holdings of any subsidiary), the Units, the Company's ongoing operations and the management of the Company's investments, among other matters. The scope of this Arbitration Provision is to be given the broadest possible interpretation that is enforceable. The party initiating arbitration shall do so with JAMS (jamsadr.com). The arbitration shall be conducted according to, and the location of the arbitration shall be determined in accordance with, the rules and policies of the administrator selected, except to the extent the rules conflict with this Arbitration Provision or any countervailing law. In the case of a conflict between the rules and policies of the administrator and this Arbitration Provision, this Arbitration Provision shall control, subject to countervailing law, unless all parties to the arbitration consent to have the rules and policies of the administrator apply. In any arbitration arising out of or related to this Agreement, requests for documents:

10.13.1   Shall be limited to documents which are directly relevant to significant issues in the case or to the case's outcome;

10.13.2   Shall be restricted in terms of time frame, subject matter and persons or entities to which the requests pertain; and

10.13.3   Shall not include broad phraseology such as "all documents directly or indirectly related to." (See JAMS Discovery Protocols; JAMS Arbitration Rule 16.2).

10.13.4   There shall be production of electronic documents only from sources used in the ordinary course of business. Absent a showing of compelling need, no such documents are required to be produced from backup servers, tapes or other media.

10.13.5   Absent a showing of compelling need, the production of electronic documents shall normally be made on the basis of generally available technology in a searchable format which is usable by the party receiving the e-documents and convenient and economical for the producing party. Absent a showing of compelling need, the parties need not produce metadata, with the exception of header fields for email correspondence.

10.13.6   The description of custodians from whom electronic documents may be collected shall be narrowly tailored to include only those individuals whose electronic documents may reasonably be expected to contain evidence that is material to the dispute.

10.13.7   Where the costs and burdens of e-discovery are disproportionate to the nature of the dispute or to the amount in controversy, or to the relevance of the materials requested, the arbitrator will either deny such requests or order disclosure on condition that the requesting party advance the reasonable cost of production to the other side, subject to the allocation of costs in the final award. (See JAMS Discovery Protocols; JAMS Arbitration Rule 16.2).

10.13.8   In any arbitration arising out of or related to this Agreement, there shall be no interrogatories or requests to admit.

10.13.9   If the Company elects arbitration, the Company shall pay the administrator's filing costs and administrative fees (other than hearing fees). If a Member elects arbitration, filing costs and administrative fees (other than hearing fees) shall be paid in accordance with the rules of the administrator selected, or in accordance with countervailing law if contrary to the administrator's rules. The Company shall pay the administrator's hearing fees for one full day of arbitration hearings. Fees for hearings that exceed one day will be paid by the party requesting the hearing, unless the administrator's rules or applicable law requires otherwise, or a Member requests that the Company pay them and the Company agrees to do so. Each party shall bear the expense of its own attorney's fees, except as otherwise provided by law. If a statute gives a Member the right to recover any of these fees, these statutory rights shall apply in the arbitration notwithstanding anything to the contrary herein.

10.13.10   Within 30 days of a final award by the arbitrator, a party may appeal the award for reconsideration by a three- arbitrator panel selected according to the rules of the arbitrator administrator. In the event of such an appeal, an opposing party may cross-appeal within 30 days after notice of the appeal. The panel will reconsider de novo all aspects of the initial award that are appealed. Costs and conduct of any appeal shall be governed by this Arbitration Provision and the administrator's rules, in the same way as the initial arbitration proceeding. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act (the "**FAA**"), and may be entered as a judgment in any court of competent jurisdiction.

10.13.11   The Company agrees not to invoke the right to arbitrate an individual Claim that a Member may bring in a Small Claims Court or an equivalent court, if any, so long as the Claim is pending only in that court. EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT, NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS (INCLUDING AS PRIVATE ATTORNEY GENERAL ON BEHALF OF OTHERS), EVEN IF THE CLAIM OR CLAIMS THAT ARE THE SUBJECT OF THE ARBITRATION HAD PREVIOUSLY BEEN ASSERTED (OR COULD HAVE BEEN ASSERTED) IN A COURT AS CLASS REPRESENTATIVE, OR COLLECTIVE ACTIONS IN A COURT.

10.13.12   Unless otherwise provided in this Agreement or consented to in writing by all parties to the arbitration, no party to the arbitration may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. Unless consented to in writing by all parties to the arbitration, an award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not: (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any Claim of anyone other than a named party; or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify or fail to enforce this sub-section (f), and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this sub-section (f) shall be determined exclusively by a court and not by the administrator or any arbitrator.

10.13.13   This Arbitration Provision is made pursuant to a transaction involving interstate commerce and shall be governed by and enforceable under the FAA. The arbitrator will apply substantive law consistent with the FAA and applicable statutes of limitations. The arbitrator may award damages or other types of relief permitted by applicable substantive law, subject to the limitations set forth in this Arbitration Provision. The arbitrator will not be bound by judicial rules of procedure and evidence that would apply in a court. The arbitrator shall take steps to reasonably protect confidential information.

10.13.14   This Arbitration Provision shall survive: (i) suspension, termination, revocation, closure or amendments to this Agreement and the relationship of the parties; (ii) the bankruptcy or insolvency of any party hereto or other party; and (iii) any transfer of any loan or Units or any amounts owed on such loans or notes, to any other party. If any portion of this Arbitration Provision other than sub-section (e) is deemed invalid or unenforceable, the remaining portions of this Arbitration Provision shall nevertheless remain valid and in force. If arbitration is brought on a class, representative or collective basis, and the limitations on such proceedings in sub-section (e) are finally adjudicated pursuant to the last sentence of sub-section (e) to be unenforceable, then no arbitration shall be had. In no event shall any invalidation be deemed to authorize an arbitrator to determine Claims or make awards beyond those authorized in this Arbitration Provision.

10.13.15   Each Member acknowledges, understands and agrees that: (a) arbitration is final and binding on the parties; (b) the parties are waiving their right to seek remedies in court, including the right to jury trial; (c) pre-arbitration discovery is generally more limited than and potentially different in form and scope from court proceedings; (d) the final award by the arbitrator is not required to include factual findings or legal reasoning and any party's right to appeal or to seek modification of a ruling by the arbitrators is strictly limited; and (e) the panel of arbitrators may include a minority of persons engaged in the securities industry.

10.13.16   BY AGREEING TO BE SUBJECT TO THE ARBITRATION PROVISION CONTAINED IN THIS AGREEMENT, MEMBERS WILL NOT BE DEEMED TO WAIVE THE COMPANY'S COMPLIANCE WITH THE FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

10.13.17   **Waiver of Court & Jury Rights**. THE PARTIES ACKNOWLEDGE THAT THEY HAVE A RIGHT TO LITIGATE CLAIMS THROUGH A COURT SOLELY BEFORE A JUDGE. THE PARTIES HEREBY KNOWINGLY AND VOLUNTARILY WAIVE THEIR RIGHTS TO A TRIAL BY JURY IN ANY LITIGATION RELATING TO THIS AGREEMENT, THE UNITS OR THE COMPANY, INCLUDING CLAIMS UNDER THE U.S. FEDERAL SECURITIES LAWS.

10.14   **Payment of Legal Fees and Costs**. In the event that a Member: (a) initiates or asserts any suit, legal action, claim, counterclaim or proceeding regarding, relating to or arising under this Agreement, the Units or the Company, including claims under the U.S. federal securities laws; and (b) does not, in a judgment on the merits, substantially achieve, in substance and amount, the full remedy sought or the equivalent is reached in settlement, then the Member shall be obligated to reimburse the Company and any parties indemnified by the Company for any and all fees, costs and expenses of every kind and description (including, but not limited to, all reasonable attorneys' fees, the costs of investigating a claim and other litigation expenses) that the Company and any parties indemnified by the Company may incur in connection with such Claim.

10.15 Choice of Venue. Any suit, legal action or proceeding involving any dispute or matter regarding, relating to or arising under this Agreement shall be brought solely in the United States District Court for Los Angeles County, California. All parties hereby consent to the exercise of personal jurisdiction, and waive all objections based on improper venue and/ or forum non conveniens, in connection with or in relation to any such suit, legal action or proceeding.

10.16 <u>Legal Counsel</u>. This Agreement has been prepared by David G. LeGrand, Esq. (the "Law Firm"), counsel for the Company in the course of his representation of it, and:

i.   The Members have been advised by the Law Firm that a conflict of interest exists among the members' individual interests; and

ii.   The Members have been advised by the Law Firm to seek the advice of independent counsel; and

iii.   The Members have been represented by independent counsel or have had the opportunity to seek such representation; and

iv.   The Law Firm has not given any advice or made any representations to the Members with respect to the tax consequences of this agreement; and

v.   The Members have been advised that the terms and provisions of this agreement may have tax consequences and the Members have been advised by the Law Firm to seek independent counsel with respect thereto; and

vi.   The Members have been represented by independent counsel or have had the opportunity to seek such representation with respect to the tax and other consequences of this Agreement.

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed on their behalf this Operating Agreement of BRICXONE REAL ESTATE FUND, LLC as of the date first above written, and do hereby assume and agree to be bound by and to perform all of the terms and provisions set forth in this Agreement.

COMPANY:
BRICXONE REAL ESTATE FUND LLC

By: Bricxone Assets LLC,
     its Manager

By its MANAGERS:

_____
Wonnie Kim, Manager

CLASS B MEMBER:

Bricxone Investment LLC

By its MANAGERS:

_____
Wonnie Kim, Manager

CLASS A MEMBERS AS OF THE EFFECTIVE DATE:

NONE

CLASS B MEMBER AS OF THE EFFECTIVE DATE:

Bricxone Investment LLC, a Wyoming limited liability company

By:
Name: Wonnie Kim
Title: Manager

SIGNATURES OF OTHER MEMBERS APPEAR ON FOLLOWING PAGES.

MEMBER SIGNATURE PAGE
OF OPERATING AGREEMENT OF
BRICXONE REAL ESTATE FUND, LLC

The undersigned Member hereby executes the Operating Agreement of BRICXONE REAL ESTATE FUND, LLC, as the same may be amended form time to time, to be effective as of the date accepted by the Manager on behalf of the Company, hereby agrees to be bound by and subject to the terms and provisions of such document, and hereby authorizes this signature page to be attached to a countersigned original of such document executed by the Company and the other Members of the BRICXONE REAL ESTATE FUND, LLC.

SIGNATURE IF MEMBER IS AN INDIVIDUAL: (Signature of Joint Member, if any)

(Print Name of Joint Member, if any)

SIGNATURE IF MEMBER IS A PARTNERSHIP, CORPORATION, LIMITED LIABILITY COMPANY, TRUST, OR OTHER ENTITY:

(Print Name of Member)

By:
Print Name:
Title:

Accepted on behalf of the Company:

Date: ____________________ **BRICXONE REAL ESTATE FUND LLC**

By: BRICXONE INVESTMENT LLC
, its Manager

By: ________________
Name: Wonnie Kim
Title: Manager

APPENDIX A
TO OPERATING AGREEMENT OF
BRICXONE REAL ESTATE FUND, LLC

<u>Manager</u>

By attaching his, her, or its signature hereto, each undersigned Person does hereby consent and agree to serve as a Manager of BRICXONE REAL ESTATE FUND, LLC, pursuant to the Delaware Limited Liability Company Act and the Operating Agreement of BRICXONE REAL ESTATE FUND, LLC, as such Act and Agreement may be hereafter amended, until such time as the undersigned's death (if a human being), dissolution and liquidation (if an Entity), removal, resignation, or successor(s) have been duly elected and qualified to serve.

This consent shall be effective as of the _____ day of _____, 202_.

BRICXONE ASSETS LLC

By its MANAGERS:

_____
Wonnie Kim, Manager

APPENDIX B
TO OPERATING AGREEMENT OF
BRICXONE REAL ESTATE FUND, LLC

Allocation Provisions

The provisions of this <u>Exhibit B</u> shall apply to the Company and its Members at all times during which the Company is treated as a partnership for federal tax purposes.

B.1 <u>DEFINITIONS</u> The following defined terms used in this <u>Exhibit B</u> have the meanings specified below

(a)   "<u>Adjusted Capital Account</u>" means, with respect to any Member, the balance in such Member's Capital Account (as of the end of any period for which allocations of the Company's Income or Loss are made), increased by (i) the amount of (A) any deficit balance that the Member is obligated to restore upon liquidation of the Company pursuant to Regulations section 1.704-1(b)(2)(ii)(b)(3) or is treated as obligated to restore pursuant to Regulations section 1.704-1(b)(2)(ii)(c), and (B) the Member's share of Company Minimum Gain and Member Nonrecourse Debt Minimum Gain, and decreased by (ii) the items described in Regulations section 1.704- 1(b)(2)(ii)(d)(4), (5), and (6). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Regulations section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith

(b) "<u>Adjustment Period</u>" means any period of time that begins on the date the Certificate of Formation was filed in the office of the Secretary of State of the State of Delaware (in the case of the first Adjustment Period) or the day following the end of the immediately preceding Adjustment Period (with respect to each subsequent Adjustment Period) and ends on the first to occur of: (i) the last day of a Fiscal Year; (ii) the day immediately preceding the date of the "liquidation" of a Member's interest in the Company (within the meaning of Section 1.704-1(b)(2)(ii)(g) of the Regulations); or (iii) the date on which the Company is terminated.

(c) "<u>Company Minimum Gain</u>" shall has the meaning set forth for "partnership minimum gain" in sections 1.704-2(b)(2) and 1.704-2(d) of the Regulations

(d) "<u>Member Nonrecourse Debt</u>" has the meaning set forth for "partner nonrecourse debt" in section 1.704-2(b)(4) of the Regulations.

(e) "<u>Member Nonrecourse Debt Minimum Gain</u>" shall mean an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with section 1.704-2(i)(3) of the Regulations.

(f) "<u>Member Nonrecourse Deductions</u>" has the meaning set forth for "partner nonrecourse deductions" in sections 1.704-2(i)(1) and 1.704-2(i)(2) of the Regulations.

(g) "Nonrecourse Deductions" has the meaning set forth in section 1.704-2(b)(1) of the Regulations.

(h) "Nonrecourse Liability" shall mean a liability of the Company for which no Member bears the economic risk of loss within the meaning of section 1.752-2 of the Regulations.

(i) "Target Capital Account" means, with respect to any Member as of the close of business on the last day of any Adjustment Period, an amount (which may be either a positive or deficit balance) equal to the amount such Member would receive as a distribution if all assets of the Company as of such date were sold for cash equal to the Gross Asset Value of such assets, all of the Company liabilities were satisfied to the extent required by their terms, and the net proceeds were distributed in accordance with the terms of this agreement.

B.2 Allocations of Income, Gain, Loss, Deductions and Credits After application of Sections B.2(b), B.2(c), B.2(d), B.2(e), B.2(f) and B.2(g), Net Profit or Net Loss for each Adjustment Period shall be allocated among the Members so as to reduce the differences between their respective Adjusted Capital Accounts and their Target Capital Accounts for the period under consideration, with such allocations being made between the Members in proportion to such differences. To the extent possible, each Member shall be allocated a pro rata share of all Company items allocated.

(i) If the Company has Net Profits for any Adjustment Period (determined prior to giving effect to this Section B.2(a)(i)), any Member whose Adjusted Capital Account is greater than its Target Capital Account shall, to the extent determined necessary or desirable by the Manager, be specially allocated items of expense or loss for such Adjustment Period equal to the difference between its Adjusted Capital Account and Target Capital Account. If the Company has insufficient items of expense or loss for such Adjustment Period to satisfy the previous sentence with respect to all such Members and the respective differences between their Adjusted Capital Accounts and Target Capital Accounts, the available items of expense or loss shall be divided among such Members in proportion to such differences.

(ii) If the Company has Net Losses for any Adjustment Period (determine prior to giving effect to this Section B.2(a)(ii)), any Member whose Adjusted Capital Account is less than its Target Capital Account shall, to the extent determined necessary or desirable by the Manager, be specially allocated items of Company gain or income for such Adjustment Period equal to the difference between its Adjusted Capital Account and Target Capital Account. If the Company has insufficient items of income or gain for such Adjustment Period to satisfy the previous sentence with respect to all such Members and the respective differences between their Adjusted Capital Accounts and Target Capital Accounts, the available items of income or gain shall be divided among such Members in proportion to such differences.

(b) Notwithstanding any other provision of this Agreement to the contrary, and except as provided in Treasury Regulations Section 1.704-2(f), if in any Adjustment Period there is a net decrease in the amount of the Company Minimum Gain, then each Member shall first be allocated items of Gross Income for such year (and, if necessary, subsequent years) in an amount equal to such Member's share of the net decrease in such minimum gain during such year (as determined under Treasury Regulations Section 1.704-2(g)(2)); provided, however, if there is insufficient Gross Income in a year to make the allocation specified above for all Members for such year, the Gross Income shall be allocated among the Members in proportion to the respective amounts they would have been allocated above had there been an unlimited amount of Gross Income for such year. This Section B.2(b) is intended to constitute a "minimum gain chargeback" and will be interpreted consistent with Treasury Regulations Sections 1.704-2(f).

(c) Notwithstanding any other provision of this Agreement to the contrary other than Section B.2(b), and except as provided in Treasury Regulations Section 1.704-2(i)(4), if in any year there is a net decrease in the amount of the Member Nonrecourse Debt Minimum Gain, then each Member who has a share of Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt shall first be allocated items of Gross Income for such year (and, if necessary, subsequent years) in an amount equal to such Member's share of the net decrease in such minimum gain during such year (as determined under Treasury Regulations Section 1.704-2(i)(4)); provided, however, if there is insufficient Gross Income in an Adjustment Period to make the allocation specified above for all Members for such year, the Gross Income shall be allocated among the Members in proportion to the respective amounts they would have been allocated had there been an unlimited amount of Gross Income for such Adjustment Period. This Section B.2(c) is intended to constitute a "minimum gain chargeback" with respect to Member Nonrecourse Debt and will be interpreted consistent with Treasury Regulations Section 1.704-2(i)(4).

(d) Notwithstanding any other provision of this Agreement to the contrary(except Sections B.2(b) and B.2(c), which shall be applied first), if in any Adjustment Period a Member unexpectedly receives an adjustment, allocation or distribution described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6), items of Gross Income shall first be allocated to Members with negative Capital Account balances(adjusted in accordance with Section B.2(e)),in proportion to such negative balances, until such balances are increased to zero.

(e) Notwithstanding the provisions of Section B.2(a), Net Loss (or items thereof) shall not be allocated to a Member if such allocation would cause or increase a negative balance in such Member's Capital Account (adjusted in accordance with Section B.2(e)) and shall be reallocated to the other Members, subject to the limitations of this Section B.2(e).

(f) Any Member Nonrecourse Deductions shall be allocated to the Member who bears the economic risk of loss with respect to the Member Non-recourse Debt to which such deductions are attributable. In the event that Member Nonrecourse Deductions are allocated to a Member in an Adjustment Period pursuant to the preceding sentence, compensating allocations of items of Company loss, deduction or Code Section 705(a)(2)(B) expenditure shall be made to the other Members in such Adjustment Period to the maximum extent possible so that the aggregate items of Company loss, deduction or Code Section 705(a)(2)(B) expenditure allocated to the Members pursuant to this Section B.2(f) shall be allocated to the Members pro rata in accordance with their Sharing Ratios.

(g) Company Nonrecourse Deductions shall be allocated to the Members pro rata in accordance with their Sharing Ratios. If the Manager determines in its good faith discretion that the Company's Nonrecourse Deductions must be allocated in a different ratio to satisfy the safe harbor requirements of the Treasury Regulations promulgated under Section 704(b) of the Code, the Manager is authorized, upon notice to the Members, to revise the prescribed ratio to the numerically closest ratio that does satisfy such requirements.

(h)The allocations set forth in Sections B.2(b), B.2(c), B.2(d), B.2(e), B.2(f) and B.2(g) (the "Regulatory Allocations") are intended to comply with certain requirements of the Treasury Regulations. Itis the intent of the Members that, to the extent possible, all Regulatory

Allocations shall be offset either with other Regulatory Allocations or with allocations of other items of Company income, gain, loss and deduction pursuant to this Section B.2(h). Therefore, notwithstanding any other provisions of this Exhibit B(other than the Regulatory Allocations), the Company shall make such offsetting allocations in whatever manner the Manager determines appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of this Agreement. In exercising its discretion under this Section B.2(h), the Manager shall take into account future Regulatory Allocations under Sections B.2(b) and B.2(c) that, although not yet made, are likely to offset other Regulatory Allocations previously made under Sections B.2(f) and B.2(g). Notwithstanding any other provision of this Agreement, no allocation of Net Profit or Net Loss or item of Profit or Loss will be made to a Member if the allocation would not have "economic effect" under Treasury Regulations Section 1.704-1(b)(2)(ii) or otherwise would not be in accordance with the Member's interest in the Company within the meaning of Treasury Regulations Section 1.704-1(b)(3) or 1.704-1(b)(4)(iv). The Manager will have the authority to reallocate any item in accordance with this Section B.2(h).

(i) The foregoing provisions of this Agreement relating to the allocation of Gross Income, Net Profit and Net Loss are intended to comply with the Treasury Regulations under Section 704(b) of the Code and shall be interpreted and applied in a manner consistent with such Treasury Regulations.

(j) If a Membership Interest is transferred, the Gross Income, Net Profit or Net Loss allocable to the holder of such Membership Interest for the applicable Adjustment Period shall be allocated proportionately between the assignor and the assignee based on the number of calendar days during such Adjustment Period for which each party was the owner of the transferred Interest except that the assignor and assignee may agree to allocate such items on the basis of an interim closing of the books.

(k) In accordance with Code Section 704(c) and the Treasury Regulations thereunder, depreciation, amortization, income, gain and loss, as determined for tax purposes, with respect to any property whose Gross Asset Value differs from its adjusted basis for federal income tax purposes shall, for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Gross Asset Value. In the event that the Gross Asset Value of any Company asset is adjusted, subsequent allocations of income, gain, loss, and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Gross Asset Value in the same manner as under Code Section 704(c)and the Treasury Regulations promulgated thereunder. Any elections or other decisions relating to such allocations shall be made for the Company by the Manager in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section B.2(k) are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Net Profit, Net Loss, other items, or distributions pursuant to any provision of this Agreement.

(l) For purposes of determining the Profits, Losses, or any other items allocable to any period, Profits, Losses, and any such other items shall be determined on a daily, monthly, or other basis, as determined by the Manager using any permissible method under Code Section 706 and the Treasury Regulations promulgated thereunder. Except as otherwise provided in Section B.2(k), each tax item shall be allocated to the Members in the same manner as each correlative item of income, gain, loss or deduction, as calculated for book purposes, is allocated pursuant to the provisions of Section B.2.

(m) Notwithstanding anything in this Section B.2 to the contrary, in connection with the dissolution or termination of the Company, to the maximum extent permitted by applicable law, Net Profits (or items thereof), Net Losses (or items thereof), and Gross Income(or items thereof) shall be allocated among the Members in such a manner that the Capital Account balance of each Member shall be the same amount as the liquidation proceeds to be distributed to such Members pursuant to Section 12.2(d).

(n) The Members are aware of the federal income tax consequences of the allocations made by this Agreement and hereby agree to be bound by the provisions of this Agreement in reporting their shares of Company income and loss for federal income tax purposes.

APPENDIX C
TO OPERATING AGREEMENT OF
BRICXONE REAL ESTATE FUND, LLC

Membership
As of the Effective Date

Member's Name and Address